UNDERWRITING AGREEMENT

August 12, 2019

Excellon Resources Inc.
10 King Street East, Suite 200
Toronto, Ontario, M5C 1C3

Attention: Mr. Brendan Cahill, President and Chief Executive Officer

Dear Sirs/Mesdames:

Cormark Securities Inc. ("**Cormark**"), PI Financial Corp., Sprott Capital Partners LP, Laurentian Bank Securities Inc. and Maison Placements Canada Inc. (together with Cormark, the "**Underwriters**" and each individually, an "**Underwriter**"), based upon and subject to the terms and conditions set out below, hereby severally, and not jointly, nor jointly and severally, in their respective percentages set out in Section 18 below, offer to purchase from Excellon Resources Inc. (the "**Corporation**") and the Corporation hereby agrees to issue and sell to the Underwriters, 9,500,000 units ("**Purchased Units**") of the Corporation, on a "**bought deal**" underwritten basis, at a price of $1.06 per Purchased Unit (the "**Offer Price**") for aggregate gross proceeds of $10,070,000. Each Purchased Unit shall be comprised of one Common Share (as defined herein) and one-half of one Common Share purchase warrant (each whole warrant, a "**Warrant**"). Each Warrant shall entitle the holder thereof to purchase one additional Common Share (a "**Warrant Share**") for a period of twenty-four (24) months following the Closing Date (as defined herein) at an exercise price of $1.40 per Warrant Share. The description of the Warrants herein is a summary only and is subject to the specific attributes and detailed provisions of the Warrants to be set forth in the Warrant Indenture (as defined herein).

The Corporation also hereby agrees to grant to the Underwriters a non-assignable option (the "**Over-Allotment Option**") to purchase severally, and not jointly, nor jointly and severally, up to an additional number of Over-Allotment Securities (as defined herein) as more particularly described in Section 12 for additional gross proceeds of up to $1,510,500, upon the terms and conditions set forth herein for the purpose of covering over-allotments made in connection with the Offering (as defined below) and for market stabilization purposes. The Underwriters may elect to exercise the Over-Allotment Option for Over-Allotment Securities, as more particularly described in Section 12.

The Purchased Units (and as the context requires, the securities underlying the Purchased Units) and the Over-Allotment Securities are collectively referred to herein as the "**Offered Securities**" and the offering of the Offered Securities by the Corporation is hereinafter referred to as the "**Offering**".

We understand that the Corporation is eligible to file, and shall, on August 12, 2019, prepare and file a preliminary short form prospectus (the "**Preliminary Prospectus**"), pursuant to the Passport Procedures (as defined below), with the Ontario Securities Commission, the principal regulator of the Corporation, and obtain a decision document issued by the Ontario Securities Commission, as principal regulator, evidencing that a receipt (or deemed receipt) has been issued for the Preliminary Prospectus in each of the Qualifying Jurisdictions (as defined below). The Underwriters also understand that the Corporation shall prepare and will file within the time limits and on the terms set out below a (final) short form prospectus (the "**Final**

Prospectus"), and all other necessary documents in order to qualify the Offered Securities for distribution to the public in each of the Qualifying Jurisdictions.

The Underwriters propose to offer the Offered Securities at the Offer Price specified above. After a reasonable effort has been made to sell all of the Offered Securities at the Offer Price, the Underwriters may subsequently reduce the selling prices to investors from time to time in order to sell any of the Offered Securities remaining unsold; provided that any such reduction in the selling price to investors shall not affect the aggregate Offer Price less the Underwriting Fee (as defined below) payable to the Corporation.

The Offered Securities may also be offered and sold to, or for the account or benefit of, persons in the United States (as defined below) and U.S. Persons (as defined below) on a private placement basis in accordance with Schedule "A" attached hereto, which Schedule forms a part of this agreement (the "**Underwriting Agreement**"), and in compliance with U.S. Securities Laws (as defined below) to Persons who the Underwriters reasonably believe to be Qualified Institutional Buyers (as defined below) and Accredited Investors (as defined below). The Corporation understands that although this Underwriting Agreement is presented on behalf of the Underwriters as purchasers, the Underwriters may arrange for substituted purchasers (the "**Substituted Purchasers**") for the Offered Securities in connection with private placements of the Offered Securities to, or for the account or benefit of, persons in the United States and U.S. Persons only in accordance with Rule 506(b) of Regulation D under the U.S. Securities Act and the provisions of this Underwriting Agreement and, without limiting the foregoing, specifically Schedule "A" to this Underwriting Agreement. It is further understood that the Underwriters agree to purchase or cause to be purchased the Purchased Units, and if the Over-Allotment Option is exercised, the Over-Allotment Securities being issued by the Corporation and that this commitment is not subject to the Underwriters being able to arrange Substituted Purchasers. Each Substituted Purchaser shall purchase Purchased Units and Over-Allotment Securities directly from the Corporation at the Offer Price set forth in the paragraphs above, and to the extent that Substituted Purchasers purchase Purchased Units and the Over-Allotment Securities, the obligations of the Underwriters to do so will be reduced by the number of Offered Securities purchased by the Substituted Purchasers directly from the Corporation. Any reference in this Underwriting Agreement hereafter to "purchasers" shall be taken to be a reference to the Underwriters, as the initial committed purchasers, and to the Substituted Purchasers, if any.

Subject to applicable law, including Applicable Securities Laws (as defined herein) and the terms of this Underwriting Agreement, the Offered Securities may also be distributed outside of Canada, in each jurisdiction where they may be lawfully sold by the Underwriters without: (a) giving rise to any requirement under the laws of such jurisdiction to prepare and/or file a prospectus, registration statement, offering memorandum or document having similar effect; or (b) creating any ongoing compliance or continuous disclosure obligations for the Corporation pursuant to the laws of such jurisdiction.

In consideration of the Underwriters' services to be rendered in connection with the Offering, including assisting in preparing documentation relating to the sale of the Offered Securities including the Preliminary Prospectus, the Final Prospectus (and any Supplementary Material (as defined below)) and distributing the Offered Securities, directly and through other investment dealers and brokers, the Corporation agrees to pay the Underwriting Fee to the Underwriters at the Time of Closing (as defined below).

The following are the terms and conditions of the agreement between the Corporation and the Underwriters:

TERM AND CONDITIONS

Section 1 Definitions and Interpretation

(1) In this Underwriting Agreement:

"**Act**" means the *Business Corporation Act* (Ontario);

"**affiliate**" means an affiliated entity for purposes of the *Securities Act* (Ontario);

"**Ancillary Documents**" means all agreements, certificates and documents executed and delivered, or to be executed and delivered, by the Corporation in connection with the transactions contemplated by this Underwriting Agreement;

"**Applicable Securities Laws**" means the Canadian Securities Laws;

"**Auditors**" means PricewaterhouseCoopers LLP;

"**Business Day**" means a day other than a Saturday, Sunday or any other day on which the principal offices of Canadian Schedule I banks located in the City of Toronto, Ontario, are not open for business;

"**Canadian Securities Laws**" means, collectively, all applicable securities Laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published instruments, notices and orders of the securities regulatory authorities in the Qualifying Jurisdictions;

"**Closing Date**" means August 27, 2019 or any earlier or later date as may be agreed to by the Corporation and the Underwriters, each acting reasonably, but will in any event not be later than 42 days after the date of issuance of a receipt for the Final Prospectus;

"**Common Shares**" means the common shares in the capital of the Corporation;

"**Corporate Financial Information**" means (a) the audited annual consolidated financial statements of the Corporation for the fiscal year ended December 31, 2018, together with comparative annual consolidated annual financial statements for the fiscal year ended December 31, 2017, including the notes thereto; and (b) the unaudited condensed consolidated interim financial statements of the Corporation for the period ended June 30, 2019, together with comparative consolidated interim financial statements for the period ended June 30, 2018, including the notes thereto;

"**Corporation**" means Excellon Resources Inc.;

"**Debt Instrument**" means any note, loan, bond, debenture, indenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money other than indebtedness between the Corporation and the Material Subsidiaries or between the Material Subsidiaries;

"**distribution**" means distribution or distribution to the public, as the case may be, for the purposes of Canadian Securities Laws or any of them;

"**Distribution Requirements**" has the meaning given to that term in Section 3(4)(c);

"**Employee Plans**" has the meaning given to that term in Section 7(ccc);

"**Environmental Laws**" means all applicable federal, provincial, state, municipal and local Laws of any Governmental Authority, including Laws relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances;

"**Environmental Permits**" means all material licences, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws;

"**Final Prospectus**" has the meaning given to that term in the fourth paragraph of this Underwriting Agreement and for greater certainty includes the documents incorporated by reference therein;

"**Governmental Authority**" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental, administrative, regulatory or public department, central bank, court, tribunal, ministry, arbitral body, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and any stock exchange or self- regulatory authority and, for greater certainty, includes the Securities Commissions, the TSX and the Investment Industry Regulatory Organization of Canada;

"**IFRS**" means International Financial Reporting Standards;

"**Indemnified Party**" or "**Indemnified Parties**" has the meaning given to that term in Section 15(1) of this Underwriting Agreement;

"**Laws**" means Canadian Securities Laws and all other statutes, regulations, statutory rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or license, or any judgment, order, decision, ruling, award, policy or guideline, of any Governmental Authority, and the term

"**applicable**" with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"**Leased Premises**" means the office premises which are material to the Corporation and which the Corporation occupies as a tenant;

"**Liens**" means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or the right to use or occupy such property or assets;

"**limited-use version**" has the meaning given to that term in NI 41-101;

"**Material Adverse Effect**" means the effect resulting from any change in fact, event or change which has a material adverse effect on a Person's, together with its subsidiaries', business, affairs, capital, operations, financial condition, properties or assets, in all cases, considered on a consolidated basis;

"**Material Agreement**" means any contract, commitment, agreement (written or oral), instrument, lease or other document (including option agreements), to which the Corporation or any of the Material Subsidiaries is a party or otherwise bound and which is material to the Corporation and the Material Subsidiaries, taken as a whole;

"**material change**" has the meaning given to that term in the *Securities Act* (Ontario);

"**material fact**" has the meaning given to that term in the *Securities Act* (Ontario);

"**Material Property**" means the Corporation's material mineral property, being the "Platosa Property", as described in the Offering Documents;

"**Material Subsidiaries**" means Excellon Holding Inc., Minera Excellon de México S.A. de C.V., Excellon New Mining Projects, S.A. de C.V., Silver Eagle Mines Inc., San Pedro Resources S.A. de C.V., Servicios Mineros San Pedro, S.A. de C.V., Prestadora de Servicios Miguel Auza, S.A. de C.V. and Lateegra Gold Corp. and "**Material Subsidiary**" means any one of them;

"**misrepresentation**" has the meaning given to that term in the *Securities Act* (Ontario);

"**NI 41-101**" means National Instrument 41-101 - *General Prospectus Requirements*;

"**NI 43-101**" means National Instrument 43-101 - *Standards of Disclosure for Mineral Projects*;

"**NI 44-101**" means National Instrument 44-101 - *Short Form Prospectus Distributions*;

"**NI 51-102**" means National Instrument 51-102 – *Continuous Disclosure Obligations*;

"**Offer Price**" has the meaning given to that term in the first paragraph of this Underwriting Agreement;

"**Offered Securities**" has the meaning given to that term in the third paragraph of this Underwriting Agreement;

"**Offering**" has the meaning given to that term in the third paragraph of this Underwriting Agreement;

"**Offering Documents**" means, collectively, the Prospectuses and any Supplementary Material;

"**Offering Jurisdictions**" means the Qualifying Jurisdictions and any other jurisdiction permitted under this Underwriting Agreement;

"**Over-Allotment Closing Date**" means the closing date of any portion of the Over-Allotment Option being the date that is not less than three (3) and not more than seven (7) Business Days after each notice of exercise of the Over-Allotment Option is delivered to the Corporation, or any earlier or later date as may be agreed to in writing by the Corporation and the Underwriters, each acting reasonably;

"**Passport Procedures**" means the procedures provided for under National Policy 11-202 - *Process for Prospectus Reviews in Multiple Jurisdictions* among the securities commissions and other securities regulatory authorities in each of the provinces of Canada;

"**Person**" means an individual, a firm, a corporation, a syndicate, a partnership, a trust, an association, an unincorporated organization, a joint venture, an investment club, a government or an agency or political subdivision thereof and every other form of legal or business entity of any nature or kind whatsoever;

"**Preliminary Prospectus**" has the meaning given to that term in the fourth paragraph of this Underwriting Agreement and for greater certainty includes the documents incorporated by reference therein;

"**Prospectuses**" means collectively, the Preliminary Prospectus and the Final Prospectus;

"**Purchased Units**" has the meaning given to that term in the first paragraph of this Underwriting Agreement;

"**Qualifying Jurisdictions**" means, collectively, each of the provinces of Canada other than the Province of Québec;

"**Securities Commissions**" means the applicable securities commission or regulatory authority in each of the Qualifying Jurisdictions;

"**Selling Firms**" has the meaning given to that term in Section 10(1)(a);

"**Standard Listing Conditions**" has the meaning given to that term in Section 3(4)(c) of this Underwriting Agreement;

"**Subsidiaries**" means each of the direct and indirect subsidiaries of the Corporation, being Excellon Holdings Inc., Minera Excellon De México S.A. de C.V., Excellon New Mining Projects, S.A. de C.V., Lateegra Gold Corp., Excellon Resources (Bahamas) Ltd., Excellon Resources Investments (Barbados) Inc., Silver Eagle Mines Inc., San Pedro Resources S.A. de C.V., Servicios Mineros San Pedro S.A. de C.V., and

Prestadora de Servisios Miguel Auza, S.A. de C.V. and "**Subsidiary**" means any one of them;

"**subsidiary**" and "**subsidiaries**" have the meaning given to such terms in the Act;

"**Supplementary Material**" means, collectively (a) any amendment or supplement to the Prospectuses; (b) any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under Canadian Securities Laws relating to the qualification for distribution of the Offered Securities; or (c) any other document that is delivered or intended to be delivered to a purchaser of Offered Securities; including, for greater certainty, any marketing material and any standard term sheet approved by the Corporation in accordance with Section 2(3);

"**Technical Report**" means the report of SRK Consulting Canada. dated September 7, 2018, "*Technical Report for the Platosa Silver-Lead-Zinc Mine, Mexico*";

"**Time of Closing**" means (a) 8:00 a.m. (Toronto time) on the Closing Date or the Over-Allotment Closing Date, as applicable, or (ii) any other time on the Closing Date or the Over- Allotment Closing Date, as applicable, as may be agreed to by the Corporation and the Underwriters;

"**Transfer Agent**" means TSX Trust Company, at its principal office in the City of Toronto, Ontario;

"**TSX**" means the Toronto Stock Exchange;

"**Underwriting Agreement**" means this agreement;

"**Underwriting Fee**" has the meaning given to that term in Section 13;

"**United States**" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

"**U.S. Affiliate**" means the U.S. registered broker-dealer affiliate of an Underwriter;

"**U.S. Exchange Act**" means the United States Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder;

"**U.S. Person**" means a "U.S. Person" as defined in Rule 902(k) of Regulation S under the U.S. Securities Act;

"**U.S. Placement Memorandum**" means each U.S. private placement memorandum, in a form and substance acceptable to the Underwriters and the Corporation, which has attached thereto, a copy of the Preliminary Prospectus or the Final Prospectus, or any amendment or supplement thereto, delivered or to be delivered to offerees and purchasers of Offered Securities who are, or who are acting for the account or benefit of, persons in the United States and U.S. Persons pursuant to the terms and conditions hereof;

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder;

"**U.S. Securities Laws**" means all applicable securities Laws in the United States, including without limitation, the U.S. Securities Act, the U.S. Exchange Act and any applicable state securities Laws;

"**Warrant Agent**" means TSX Trust Company, or such other party as the Corporation and the Underwriters agree, each acting reasonably;

"**Warrant Indenture**" means the warrant indenture between the Corporation and the Warrant Agent to be entered into on the Closing Date;

"**Warrant Shares**" has the meaning given to such term in the first paragraph of this Underwriting Agreement; and

"**Warrants**" has the meaning given to such term in the first paragraph of this Underwriting Agreement.

(2) *Headings, etc.* The division of this Underwriting Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Underwriting Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Underwriting Agreement. The words "hereof," "hereto," "herein" and "hereunder" and words of similar import, when used in this Underwriting Agreement, shall refer to this Underwriting Agreement as a whole and not to any particular provision of this Underwriting Agreement. Words defined in the singular shall have a comparable meaning when used in the plural, and vice versa. Wherever the word "include," "includes" or "including" is used in this Underwriting Agreement, it shall be deemed to be followed by the words "without limitation". References herein to any Law shall be deemed to refer to such Law as amended, re- enacted, supplemented or superseded in whole or in part and in effect from time to time and also to all rules and regulations promulgated thereunder. References herein to any contract, instrument or agreement mean such contract, instrument or agreement as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof.

(3) *Currency.* Except as otherwise indicated, all amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

(4) *Knowledge.* In this Underwriting Agreement a reference to "**knowledge**" of the Corporation or of which the Corporation is "**aware**" means to the actual knowledge of Brendan Cahill and Anna Ladd-Kruger, each after due and reasonable inquiry.

(5) *Information Relating to Underwriters.* Where this Underwriting Agreement references information and statements relating solely to the Underwriters and furnished by them specifically for use in the Offering Documents, or any part thereof, the statements set forth under the heading "**Plan of Distribution**" in the Preliminary Prospectus, Final Prospectus or any Supplementary Material, or that relate to over-allotment and stabilization activities that may be undertaken by the Underwriters, constitute the only such information and statements.

(6) *Incorporation of Schedule*. The Underwriters and the Corporation acknowledge that Schedule "A" attached hereto shall form part of this Underwriting Agreement.

Section 2 Filing of the Prospectuses and Qualification for Distribution

(1) The Corporation shall prepare and, as soon as practicable, and in any event not later than 5:00 p.m. (Toronto time) on August 12, 2019, file the Preliminary Prospectus under Canadian Securities Laws, and shall have subsequently obtained a decision document evidencing the receipt (and deemed receipt) therefor from the Securities Commission in each of the Qualifying Jurisdictions (under Passport Procedures).

(2) The Corporation shall prepare and, by 5:00 p.m. (Toronto time) on August 20, 2019 (or such later date as may be agreed to in writing by the Corporation and the Underwriters), file the Final Prospectus under Canadian Securities Laws, and shall have subsequently obtained a receipt (or deemed receipt) therefor from the Securities Commission in each of the Qualifying Jurisdictions (under Passport Procedures), and shall have, by 5:00 p.m. (Toronto time) on August 20, 2019, filed such other documents relating to the distribution in the Qualifying Jurisdictions of the Offered Securities, and shall have taken all other steps and proceedings that may be necessary to be taken by the Corporation in order to qualify the Offered Securities for distribution in each of the Qualifying Jurisdictions by the Underwriters under the Canadian Securities Laws.

(3) During the distribution of the Offered Securities:

(a) the Underwriters shall prepare, in consultation with the Corporation, any marketing materials (including any template version thereof) to be provided to potential investors in the Offered Securities, and the Corporation shall approve in writing any such marketing materials (including any template version thereof), as may reasonably be requested by the Underwriters, such marketing materials to comply with Canadian Securities Laws and to be acceptable in form and substance to the Underwriters and their counsel, acting reasonably;

(b) the Corporation and the Underwriters shall approve in writing any such marketing materials, as contemplated by the Canadian Securities Laws, prior to any marketing materials being provided to potential investors of Offered Securities and/or filed with the Securities Commissions; and

(c) the Corporation shall: (i) file any such marketing materials (or any template version thereof) with the Securities Commissions as soon as reasonably practicable after such marketing materials are so approved in writing by the Corporation and the Underwriters, and in any event on or before the day the marketing materials are first provided to any potential investor of Offered Securities; and (ii) remove or redact any comparables from any template version so filed, in compliance with NI 44-101, prior to filing such template version with the Securities Commissions (provided that a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Securities Commissions in compliance with NI 44-101 by the Corporation, and a copy thereof provided to the Underwriters as soon as practicable following the such filing).

(4) The Corporation and each Underwriter, on a several basis, covenants and agrees that, during the distribution of the Offered Securities, it will not provide any potential investor with any materials or information in relation to the distribution of the Offered Securities or the Corporation other than the Prospectuses and any Supplementary Material in accordance with this Underwriting Agreement, provided that: (a) any such materials that constitute marketing materials have been approved and filed in accordance with Section 2(3); and (b) any such materials that constitute standard term sheets have been approved in writing by the Corporation and the Underwriters and are provided in compliance with Canadian Securities Laws in each case only in the Qualifying Jurisdictions.

(5) Notwithstanding Section 2(3) and Section 2(4), following the approval and filing of a template version of marketing materials in accordance with Section 2(3), the Underwriters may provide a limited-use version of such template version to potential investors in the Offered Securities in accordance with Canadian Securities Laws.

(6) Until the earlier of the date on which: (a) the distribution of the Offered Securities is completed; or (b) the Underwriters have exercised their termination rights pursuant to Section 14, the Corporation will promptly take commercially reasonable steps and proceedings that may from time to time be required under Canadian Securities Laws to continue to qualify the distribution of the Offered Securities or, in the event that the Offered Securities or any of them, have, for any reason, ceased to so qualify, to so qualify again such securities, as applicable, for distribution in the Qualifying Jurisdictions.

Section 3 Delivery of Offering Documents and Related Matters

(1) The Corporation shall deliver without charge to the Underwriters, as soon as practicable and in any event within one (1) Business Day for deliveries within Toronto, Ontario and two (2) Business Days for deliveries outside of Toronto, Ontario of obtaining a receipt for the Preliminary Prospectus or the Final Prospectus (as the case may be), and thereafter from time to time during the distribution of the Offered Securities, in such cities in the Offering Jurisdictions as the Underwriters shall notify the Corporation, as many commercial copies of the Preliminary Prospectus and the Final Prospectus, respectively, as the Underwriters may reasonably request for the purposes contemplated by the Applicable Securities Laws. The Underwriters shall advise the Corporation of the quantity and delivery instructions for such commercial copies concurrently with the filing of the Prospectuses. The Corporation will similarly cause to be delivered to the Underwriters, in such cities in the Offering Jurisdictions as the Underwriters may reasonably request commercial copies of any Supplementary Material required or intended to be delivered to purchasers or prospective purchasers of the Offered Securities.

(2) Each delivery of the Prospectuses or any Supplementary Material will have constituted and will constitute the Corporation's consent to the use of the Prospectuses and any Supplementary Material by the Underwriters and the Selling Firms for the distribution of the Offered Securities in the Offering Jurisdictions in compliance with the provisions of this Underwriting Agreement and the Applicable Securities Laws.

(3) Each delivery of the Prospectuses and any Supplementary Material to the Underwriters by, or on behalf of, the Corporation will constitute the representation and warranty of the Corporation to the Underwriters that (except for information and statements relating

solely to the Underwriters and furnished by them specifically for use in the Prospectuses and except for any information or statement in or incorporated by reference in the Preliminary Prospectus, Final Prospectus or any Supplementary Materials, as applicable, that has been superseded by any subsequent information or statement in or incorporated by reference in such Offering Document), at the respective times of delivery:

(a) the Prospectus being delivered and any Supplementary Material being delivered contains no misrepresentation as of the respective dates thereof;

(b) the Prospectus being delivered, and any Supplementary Material being delivered, constitutes full, true and plain disclosure of all material facts relating to the Corporation and the Offered Securities; and

(c) the Prospectus being delivered and the Supplementary Material being delivered complies in all material respects with the requirements of Canadian Securities Laws pursuant to which it was filed.

(4) The Corporation will also deliver to the Underwriters without charge contemporaneously with, or prior to the filing of the Final Prospectus:

(a) a copy of the Final Prospectus, manually signed on behalf of the Corporation by the Persons and in the form required by Canadian Securities Laws, including copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters (provided that any documents incorporated by reference therein which are publicly available on SEDAR shall be deemed to be delivered to the Underwriters);

(b) upon reasonable request by the Underwriters, a copy of any other document filed with, or delivered to, the Securities Commissions by the Corporation under Canadian Securities Laws in connection with the Offering;

(c) evidence satisfactory to the Underwriters of the approval (or conditional approval) of the listing and posting for trading on the TSX of the Common Shares sold pursuant to the Offering and, provided that the Offering has been completed by the Underwriters in a manner to permit the Corporation to satisfy the distribution and other requirements of the TSX (the "**Distribution Requirements**"), the Warrants and the Warrant Shares issuable upon the exercise of the Warrants, subject only to satisfaction by the Corporation of customary post-closing conditions imposed by the TSX in similar circumstances (the "**Standard Listing Conditions**"); and

(d) a customary "long-form" comfort letter dated the date of the Final Prospectus in a form and substance acceptable to the Underwriters, acting reasonably, addressed to the Underwriters and the Corporation, from the Auditor, and based on a review completed no more than two (2) Business Days prior to the date of the Final Prospectus, with respect to financial and accounting information relating to the financial information in the Final Prospectus or incorporated therein, which letter shall be in addition to the auditor's consent contained in the Final Prospectus and any auditor's comfort letter addressed to the Securities

Commissions and filed with or delivered to the Securities Commissions under Canadian Securities Laws.

(5) Comfort letters and other documents substantially similar to those referred to in this section of this Underwriting Agreement will be delivered, as required, to the Underwriters and the Corporation, and their respective counsel, as applicable, with respect to any Supplementary Material, contemporaneously with, or prior to the filing or delivery of, any Supplementary Material.

Section 4 Material Changes During the Distribution of the Offered Securities

(1) The Corporation will promptly inform the Underwriters at first orally, and then in writing, during the period commencing on the date hereof and ending on the completion of the distribution of the Offered Securities of the full particulars of:

(a) any material change (whether actual, anticipated, threatened, contemplated) in respect of the Corporation;

(b) any material fact (whether actual, anticipated, threatened, contemplated, or proposed) that has arisen or has been discovered that would have been required to have been stated in any of the Offering Documents had that fact arisen or been discovered on, or prior to, the date of the Offering Documents, as the case may be; and

(c) any change (whether actual, anticipated, threatened, contemplated, or proposed by, to, or against) in any material fact or any misstatement of any material fact contained in any of the Offering Documents, or the coming into existence of any new material fact; and

in all cases which change or new material fact is, or could reasonably be expected to be, of such a nature as:

(d) to render any of the Offering Documents, as they exist taken together in their entirety immediately prior to such change or new material fact, misleading or untrue in any material respect or could result in any of such documents, as they exist taken together in their entirety immediately prior to such change or material fact, containing a misrepresentation;

(e) could result in any of the Offering Documents, as they exist taken together in their entirety immediately prior to such change or material fact, not complying with any Applicable Securities Laws; or

(f) to constitute a Material Adverse Effect as it relates to the Corporation.

(2) The Corporation shall comply with Part 6 of NI 41-101, and the Corporation will prepare and will file or deliver promptly, any Supplementary Material, which, in the opinion of the Corporation and its counsel may be necessary, and will until the distribution of the Offered Securities is complete, otherwise comply with all applicable filing, delivery and other requirements under Canadian Securities Laws arising as a result of such fact or change necessary to continue to qualify the Offered Securities for distribution in each of the Qualifying Jurisdictions.

(3) The Corporation and the Underwriters acknowledge that if the Final Prospectus (prior to amendment), during the period from the date thereof to the later of: (a) the Closing Date; and (b) the date of the completion of the distribution of the Offered Securities, contains a misrepresentation, the Corporation will promptly prepare and file with the Securities Commission in the Qualifying Jurisdictions any amendment or supplement thereto which in the opinion of the Underwriters and the Corporation, acting reasonably, may be necessary or advisable to correct such misrepresentation.

(4) In addition, if, during the period from the date hereof to the later of: (a) the Closing Date; and (b) the date of the completion of the distribution of the Offered Securities, it shall be necessary to file or deliver any Supplementary Material to comply with any Applicable Securities Laws, the Corporation shall, in co-operation with the Underwriters, make any such filing and/or delivery as soon as reasonably possible.

(5) In addition to the provisions of Section 4(1) and Section 4(2), the Corporation will, in good faith, discuss with the Underwriters, any change, event, development or fact, contemplated, anticipated, threatened, or proposed in Section 4(1) and Section 4(2) that is of such a nature that there may be reasonable doubt as to whether written notice should be given to the Underwriters under Section 4 and will consult with the Underwriters with respect to the form and substance of any Supplementary Material proposed to be filed or delivered by the Corporation, it being understood and agreed that no such Supplementary Material will be filed by the Corporation with any Securities Commission or delivered to any purchaser or prospective purchaser until the Underwriters and their legal counsel: (a) have been given a reasonable opportunity to review; and (b) approve such material, acting reasonably.

Section 5 Due Diligence

Prior to the Time of Closing, and, if applicable, prior to the filing or delivery of any Supplementary Material, the Underwriters, their legal counsel, and technical consultants will be provided with timely access to all information required to permit them to conduct a full due diligence investigation of the Corporation and its business operations, properties, assets, affairs, prospects and financial condition. In particular, the Underwriters shall be permitted to conduct all due diligence that they may, in their sole discretion, acting reasonably, require in order to fulfil their obligations under Applicable Securities Laws, and in that regard, the Corporation will make available to the Underwriters, their legal counsel and technical consultants, on a timely basis, all corporate and operating records, material contracts, resource and reserve reports, technical reports, feasibility studies, financial information, transaction record books, current budgets, current forecasts, reports, key officers, as applicable, and other relevant documentation or information necessary in order to complete the due diligence investigation of the Corporation, and its business operations, properties, assets, affairs, prospects and financial condition for this purpose, and without limiting the scope of the due diligence inquiries the Underwriters may conduct, to participate in one or more due diligence sessions to be held prior to the Time of Closing at which management of the Corporation, the Auditors, the legal counsel of the Corporation and representatives of the authors of the Technical Reports, shall participate. It shall be a condition precedent to the Underwriters' execution of any certificate in any Offering Document that the Underwriters be satisfied, acting reasonably, as to the form and substance of the document. The Underwriters shall not unreasonably withhold or delay the execution of any such Offering Documents required to be executed by the Underwriters and filed in compliance with Canadian Securities Laws for the purpose of the Offering.

Section 6 Conditions of Closing

The Underwriters' obligations under this Underwriting Agreement to purchase the Offered Securities or any of them, are conditional upon (which conditions may be waived by the Underwriters in their sole discretion) and subject to:

(1) *Canadian Legal Opinion*. The Underwriters receiving at the Time of Closing on the Closing Date a favourable legal opinion from Peterson McVicar LLP, counsel to the Corporation, who may rely on, or alternatively provide directly to the Underwriters, the opinions of local counsel acceptable to counsel to the Underwriters, acting reasonably, as to the qualification of the Offered Securities for sale to the public and as to other matters governed by the laws of other jurisdictions in Canada, and may rely as to matters of fact on certificates of officers, public and exchange officials or of the Auditors or Transfer Agent, to the effect set forth below:

(a) the Corporation is existing under the laws of the Province of Ontario and has the corporate capacity and power to own and lease its properties and assets and to conduct its business as described in the Final Prospectus;

(b) the Corporation having the corporate power to execute and deliver the Underwriting Agreement, the Warrant Indenture, and to carry out the transactions contemplated hereby, under the laws of the Province of Ontario;

(c) as to the authorized and issued share capital of the Corporation;

(d) as to (i) existence of the Material Subsidiaries that are Canadian, other than Lateegra Gold Corp.; (ii) the corporate power and capacity of the Material Subsidiaries that are Canadian, other than Lateegra Gold Corp., to carry on their business as presently carried on and to own, lease and operate their properties and assets; and (iii) the authorized capital and issued and outstanding share capital of the Material Subsidiaries that are Canadian, other than Lateegra Gold Corp.;

(e) all necessary corporate actions having been taken by the Corporation to authorize the execution and delivery of the Underwriting Agreement, the Warrant Indenture and the performance of its obligations hereunder and thereunder;

(f) the Underwriting Agreement and the Warrant Indenture having each been duly executed and delivered by the Corporation and constituting legal, valid and binding obligations of, and being enforceable against, the Corporation in accordance with their terms (subject to bankruptcy, insolvency or other Laws affecting the rights of creditors generally, general equitable principles including the availability of equitable remedies and the further qualification that no opinion need be expressed as to rights to indemnity or contribution) and such other customary qualifications for an opinion of this nature;

(g) the execution and delivery by the Corporation of the Underwriting Agreement and the Warrant Indenture, the fulfilment of the terms thereof by the Corporation, and the issue, sale and delivery on the Closing Date of the Purchased Units (and the Over-Allotment Securities to the extent that the Over-Allotment Option is exercised) to the Underwriters as contemplated herein, not constituting or

resulting in a breach of or a default under, and not creating a state of facts which, after notice or lapse of time or both, will constitute or result in a breach of, and will not conflict with, any of the terms, conditions or provisions of the articles and by-laws of the Corporation or any Canadian Securities Laws applicable therein;

(h) all necessary corporate actions having been taken by the Corporation to authorize the issuance and delivery of the Offered Securities;

(i) all documents required to be filed with or delivered to the Securities Commissions by the Corporation, and all proceedings required to be taken by the Corporation under Canadian Securities Laws, have been filed or delivered and taken in order to qualify the distribution of the Offered Securities in each of the Qualifying Jurisdictions through investment dealers or brokers registered under the applicable Laws thereof who have complied with the relevant provisions thereof and other than for post-Closing filings required under Canadian Securities Laws no other documents will be required to be filed, proceedings taken, or approvals, permits, consents or authorizations obtained by the Corporation under Canadian Securities Laws to permit the trading in the Qualifying Jurisdictions of the Offered Securities, through registrants duly registered under Canadian Securities Laws or in circumstances in which there is an exemption from the registration requirements of such applicable laws;

(j) the Offering Documents having been duly authorized and executed, if required by applicable laws to be executed, by the Corporation;

(k) (i) the Common Shares comprising part of the Purchased Units upon payment of the aggregate Offer Price having been validly issued by the Corporation as fully paid and non-assessable shares in the capital of the Corporation; and (ii) the Common Shares comprising the Over-Allotment Securities issuable on exercise of the Over-Allotment Option will, upon exercise of the Over-Allotment Option and payment of the Offer Price per Over-Allotment Share, be validly issued by the Corporation and will be fully paid and non-assessable shares in the capital of the Corporation;

(l) the Warrants comprising part of the Purchased Units and Over-Allotment Securities, having been validly created and issued by the Corporation and the Warrant Shares issuable on exercise of such Warrants being validly allotted for issuance by the Corporation and will, upon the due exercise of the Warrants in accordance with the terms of the Warrant Indenture and payment of the applicable exercise price, be validly issued by the Corporation and will be fully paid and non-assessable shares in the capital of the Corporation;

(m) in those Qualifying Jurisdictions where such an opinion can be provided, the Corporation being a reporting issuer (or the equivalent) under the Canadian Securities Laws of all of the Qualifying Jurisdictions, and not being included on a list of defaulting reporting issuers maintained by the securities regulators of such jurisdictions; and

(n) the statements under the heading "**Eligibility for Investment**" in the Final Prospectus in so far as they purport to describe the provisions of the laws referred to therein, are fair and accurate summaries of the matters discussed

therein, all in a form and substance acceptable to the Underwriters, acting reasonably.

(2) *Opinion of United States Counsel for the Corporation*. In the event of the offering and sale of Offered Securities in the United States pursuant to this Underwriting Agreement, including Schedule "A" hereto, the Underwriters shall have received an opinion from the Corporation's U.S. counsel, in form and substance reasonably satisfactory to the Underwriters and their counsel and addressed to the Underwriters, to the effect that it is not necessary to register under the U.S. Securities Act the offer and sale of the Offered Securities (and the initial resale by the Underwriters of the Offered Securities) in the United States in the manner contemplated by this Underwriting Agreement, including Schedule "A" hereto, and the U.S. Placement Memorandum.

(3) *Opinion of Mexican Counsel for the Corporation*. The Underwriters receiving at the Time of Closing on the Closing Date a favourable legal opinion from local counsel to the Corporation, as to: (a) the incorporation and existence of the Material Subsidiaries that are Mexican; (b) the corporate power and capacity of the Material Subsidiaries that are Mexican to carry on their business as presently carried on and to own, lease and operate their properties and assets; (c) the authorized capital and issued and outstanding share capital of the Material Subsidiaries that are Mexican; and (d) the ownership of the issued and outstanding securities of the Material Subsidiaries that are Mexican, in form and substance acceptable to the Underwriters, acting reasonably.

(4) *Title Opinions*. The Underwriters receiving, at the Time of Closing, favourable legal opinions (in customary form) dated as of the Closing Date from Mexican counsel to the Corporation as to title matters in respect of the Material Property, in form and substance acceptable to the Underwriters, acting reasonably.

(5) *Officer's Certificate of the Corporation*. The Underwriters having received at the Time of Closing on the Closing Date, a certificate dated such date signed by the Chief Executive Officer of the Corporation or another officer acceptable to the Underwriters in form and substance acceptable to the Underwriters with respect to:

(a) the constating documents of the Corporation;

(b) the resolutions of the directors of the Corporation relevant to the Offering, the allotment, issue (or reservation for issue) and sale of the Offered Securities, the authorization of this Underwriting Agreement, the Warrant Indenture and the other agreements and transactions contemplated by this Underwriting Agreement; and

(c) the incumbency and signatures of signing officers of the Corporation.

(6) *Certificate of Transfer Agent and Registrar*. The Corporation having delivered to the Underwriters a certificate of the Transfer Agent, which certifies the number of Common Shares issued and outstanding on the day prior to the Closing Date.

(7) *Certificates of Status*. The Underwriters having received at the Time of Closing on the Closing Date, certificates of status and/or compliance (or the equivalent), for the Corporation and each Material Subsidiary that is Canadian, dated no earlier than the date prior to the Closing Date.

(8) *Closing Certificate of the Corporation*. The Corporation having delivered to the Underwriters, at the Time of Closing, a certificate dated the date on which such Time of Closing occurs, addressed to the Underwriters and signed by the Chief Executive Officer of the Corporation, certifying for and on behalf of the Corporation, and not in his personal capacity, after having made due inquiries, with respect to the following matters:

(a) the Corporation having complied with all the covenants, in all material respects, and satisfied all the terms and conditions of this Underwriting Agreement on its part to be complied with and satisfied at or prior to such Time of Closing;

(b) no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Offered Securities or any of the Corporation's issued securities having been issued, and no proceeding for such purpose, to the knowledge of such officers, being pending or threatened;

(c) subsequent to the date of this Underwriting Agreement, there having not occurred a material change that could reasonably be expected to result in a Material Adverse Effect in respect of the Corporation, or the coming into existence or discovery of a new material fact, other than as disclosed in the Final Prospectus or any Supplementary Material, as the case may be;

(d) subsequent to the date of this Underwriting Agreement, no material change relating to the Corporation having occurred since the date of this Underwriting Agreement other than as disclosed in the Final Prospectus or in any Supplementary Material; and

(e) the representations and warranties of the Corporation contained in this Underwriting Agreement, the Warrant Indenture and in any certificates of the Corporation delivered pursuant to or in connection with this Underwriting Agreement, being true and correct in all material respects (or, as regards specific representations and warranties if qualified by materiality, in all respects) as at the Time of Closing, with the same force and effect as if made on and as at such Time of Closing, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct in all material respects (or, as regards specific representations and warranties if qualified by materiality, in all respects), as of such date, after giving effect to the transactions contemplated by this Underwriting Agreement.

(9) *Lock-Up Agreements*. The Underwriters receiving the executed lock-up agreements from each director and officer of the Corporation in favour of the Underwriters in a form satisfactory to the Underwriters, acting reasonably, as required pursuant to Section 9(f) of this Underwriting Agreement.

(10) *No Termination*. The Underwriters not having exercised any rights of termination set forth in Section 14.

(11) *No Cease Trade Order*. At the Time of Closing, the Corporation not being the subject of a cease trading order made by any Securities Commission or other Governmental Authority which has not been rescinded.

(12) *Other Documentation*. The Underwriters having received at the Time of Closing such further certificates and other documentation from the Corporation as may be contemplated herein or as the Underwriters may reasonably require, provided, however, that the Underwriters shall request any such certificate or document within a reasonable period prior to the Time of Closing that is sufficient for the Corporation to obtain and deliver such certificate or document.

Section 7 Representations and Warranties of the Corporation

The Corporation hereby represents and warrants to the Underwriters, as of the date hereof, and hereby acknowledges that each of the Underwriters is relying on such representations and warranties in entering into this Underwriting Agreement, that:

General Matters

(a) (i) the Corporation (A) has been duly organized and is validly existing under the laws of the Province of Ontario and is up-to-date in respect of all material corporate filings and in good standing under the Act; (B) has all requisite corporate power and capacity to carry on its business as now conducted and to own or lease and operate its properties and assets; and (C) has all requisite corporate power and authority to issue and sell the Offered Securities and to enter into and carry out its obligations under this Underwriting Agreement; (ii) each of the Material Subsidiaries (A) has been duly organized and is validly existing under the laws of the jurisdiction of its organization and is up-to-date in respect of all material corporate filings; and (B) has all requisite corporate power and capacity to carry on its business as now conducted and to own or lease and operate its properties and assets; and (iii) the Material Subsidiaries are the only subsidiaries of the Corporation which are material to the Corporation and the Corporation is the direct or indirect legal, registered and beneficial owner of the issued and outstanding shares of each of the Material Subsidiaries as set out in the Prospectuses, free and clear of all material Liens;

(b) no proceedings have been taken, instituted or, to the knowledge of the Corporation, are pending for the dissolution or liquidation of the Corporation or any of the Material Subsidiaries;

(c) each of the Corporation and the Material Subsidiaries is, in all material respects, conducting its business in compliance with all applicable Laws of each jurisdiction in which its business is carried on and is licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable its business to be carried on as now conducted and its property and assets to be owned or leased and operated and all such licences, registrations and qualifications are valid, subsisting and in good standing and it has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that would give rise to a notice of non-compliance with any such Laws, licenses, registrations or qualifications which would reasonably be expected to result in a Material Adverse Effect in respect of the Corporation and the Material Subsidiaries, taken as a whole;

(d) the execution and delivery of this Underwriting Agreement and the Warrant Indenture and the performance of the transactions contemplated hereby and

thereby have been authorized by all necessary corporate action of the Corporation and upon the execution and delivery thereof, this Underwriting Agreement and the Warrant Indenture shall constitute valid and binding obligations of the Corporation, enforceable against the Corporation in accordance with their terms, provided that enforcement thereof may be limited by laws affecting creditors' rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction, that the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable and that enforceability is subject to the provisions of the Limitations Act, 2002 (Ontario);

(e) all consents, approvals, permits, authorizations or filings as may be required under Applicable Securities Laws necessary for the execution and delivery of this Underwriting Agreement and the valid sale and delivery of the Offered Securities have been made or obtained or will be obtained prior to the Closing Date, as applicable, other than post- closing filings required to be made to the TSX relating to the Standard Listing Conditions or as required by Applicable Securities Laws;

(f) the execution and delivery of this Underwriting Agreement and the Warrant Indenture by the Corporation, the performance by the Corporation of its obligations hereunder (including the issue and sale of the Offered Securities) and thereunder and the consummation of the transactions contemplated hereby and thereby do not and will not conflict with or result in a breach or violation of any of the terms of or provisions of, or constitute a default under (whether after notice or lapse of time or both), and the Corporation is not currently in breach or default of: (i) any Law applicable to the Corporation; (ii) the constating documents or resolutions of the Corporation which are in effect at the date of hereof; (iii) any Debt Instrument or Material Agreement; or (iv) any judgment, decree or order binding on the Corporation, the Material Subsidiaries or the properties or assets thereof, except where such breach, violation or default would not reasonably be expected to result in a Material Adverse Effect in respect of the Corporation and the Material Subsidiaries, taken as a whole;

(g) the Offered Securities to be issued and sold as described in this Underwriting Agreement and the Offering Documents have been, or prior to the Closing Time, will be validly authorized for issuance and upon their issuance and delivery against payment in full of the aggregate Offer Price, (i) will be validly issued and (ii) in the case of the Common Shares issued pursuant to the Offering on the Closing Date will be fully paid and non- assessable;

(h) the authorized and issued capital of the Corporation conforms to the description thereof contained in the Offering Documents;

(i) the Corporation has no knowledge of any legislation, or proposed legislation published and publicly disseminated by a legislative body, which would materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) or prospects of the Corporation if such legislation or proposed legislation would be enacted, in the form published and publicly disseminated, as of the date hereof;

(j) the currently issued and outstanding Common Shares are listed and posted for trading on the TSX and no order ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Offered Securities or the trading of any of the Corporation's issued securities has been issued and, to the knowledge of the Corporation, no proceedings for such purpose have been threatened or are pending;

(k) the Corporation has not taken any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from the TSX and the Corporation is currently in compliance, in all material respects, with the rules and regulations of the TSX;

(l) other than as disclosed in the Offering Documents, no Person now has any agreement or option or right or privilege (whether at law, preemptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of, or conversion into, any unissued shares, securities, warrants or convertible obligations of any nature of the Corporation or the Material Subsidiaries and the number of Common Shares reserved for issue pursuant to outstanding options, warrants, share incentive plans, convertible, exercisable and exchangeable securities and other rights to acquire Common Shares conform to the description thereof in the Offering Documents;

(m) since December 31, 2018, other than as disclosed in the Offering Documents:

(i) there has not been any material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of the Corporation or the Material Subsidiaries on a consolidated basis;

(ii) there has not been any material change in the capital stock or long-term debt of the Corporation and the Material Subsidiaries on a consolidated basis; and

(iii) the Corporation and the Material Subsidiaries have carried on their businesses in the ordinary course;

(n) the Corporate Financial Information, presents fairly, in all material respects, the financial condition of the Corporation, on a consolidated basis, for the periods referred to therein and have been prepared in accordance with IFRS;

(o) there are no material off-balance sheet transactions, arrangements or obligations (including contingent obligations) of the Corporation or other persons that would reasonably be expected to result in a Material Adverse Effect in respect of the Corporation and the Material Subsidiaries, taken as a whole;

(p) there are no actions, proceedings or investigations (whether or not purportedly by or on behalf of the Corporation) commenced or, to the knowledge of the Corporation, threatened or pending against or by the Corporation or the Material Subsidiaries at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any applicable Governmental Authority that would

reasonably be expected to result in a Material Adverse Effect in respect of the Corporation and the Material Subsidiaries, taken as a whole;

(q) the Corporation is a "**reporting issuer**" only in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador, and is not (or will not be, as the case may be) included in a list of defaulting reporting issuers maintained by the Securities Commissions in the Qualifying Jurisdictions and, without limiting the foregoing, the Corporation has at all times complied, in all material respects, with its obligations to make timely disclosure of all material changes relating to it and there is no material change relating to the Corporation which has occurred and with respect to which the requisite news release has not been disseminated or material change report has not been filed with such Securities Commissions (except a material change report in respect of the offer and sale of Offered Securities hereunder);

(r) all material filings and fees required to be made and paid by the Corporation pursuant to the Canadian Securities Laws of each of the Qualifying Jurisdictions and applicable general corporate law have been made and paid and the information and statements set forth in the material incorporated by reference in the Offering Documents were accurate in all material respects and did not contain any misrepresentation as of the date of such information or statement, and the Corporation has not filed any confidential material change report with any Securities Commissions that is still maintained on a confidential basis;

(s) to the knowledge of the Corporation, the Auditors are independent public accountants as required by Canadians Securities Laws;

(t) there has not been any "reportable event" (within the meaning of NI 51-102) with the Auditors or any former auditor of the Corporation;

(u) the Corporation is not party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Corporation to compete in any line of business, transfer or move any of its assets or operations or which materially or adversely affects the business practices, operations or condition of the Corporation;

(v) other than the Corporation or as otherwise contemplated herein, there is no Person that is or will be entitled to the proceeds of the Offering under the terms of any Debt Instrument, Material Agreement, or other agreement, instrument or document (written or unwritten);

(w) the Corporation is not party to any agreement, instrument or document, nor is the Corporation aware of any agreement, instrument or document, which in any manner affects the voting control of any of the securities of the Corporation or the Material Subsidiaries;

(x) all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto, including any penalty and

interest payable with respect thereto due and payable by the Corporation and/or the Material Subsidiaries, have been paid except where the failure to pay such taxes would not reasonably be expected to result in Material Adverse Effect in respect of the Corporation and the Material Subsidiaries, taken as a whole. All tax returns, declarations, remittances and filings required to be filed by the Corporation and the Material Subsidiaries have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings did not contain a misrepresentation as at the respective dates thereof except where the failure to file such documents or such misrepresentation would not reasonably be expected to result in a Material Adverse Effect in respect of the Corporation and the Material Subsidiaries, taken as a whole. To the knowledge of the Corporation, other than as disclosed in the Offering Documents, no examination of any tax return of the Corporation or the Material Subsidiaries is currently in progress and there are no issues or disputes outstanding with any applicable Governmental Authority respecting any taxes that have been paid, or may be payable, by the Corporation or the Material Subsidiaries, in any case, except where such examinations, issues or disputes would not reasonably be expected to result in a Material Adverse Effect in respect of the Corporation and the Material Subsidiaries, taken as a whole;

(y) none of the Corporation or the Material Subsidiaries, nor, to the Corporation's knowledge, any other person, is in default in any material respect in the observance or performance of any term, covenant or obligation to be performed by the Corporation or a Material Subsidiary or such other person under any Debt Instrument or Material Agreement, and no event has occurred which with notice or lapse of time or both would constitute such a default by the Corporation or a Material Subsidiary or, to the Corporation's knowledge, any other party, except where such default or event would not reasonably be expected to result in a Material Adverse Effect in respect of the Corporation and the Material Subsidiaries, taken as a whole;

(z) the Transfer Agent at its principal transfer office in the City of Toronto, Ontario has been duly appointed as the registrar and transfer agent in Canada in respect of the Common Shares;

(aa) at the Closing Time, the Warrant Agent at its principal transfer office in the City of Toronto, Ontario will be duly appointed as the Warrant Agent in Canada in respect of the Warrants;

(bb) except as disclosed in the Offering Documents, to the knowledge of the Corporation, none of the directors, officers or employees of the Corporation, or any known associate or affiliate of any of the foregoing persons or companies, has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction with the Corporation or the Material Subsidiaries which, as the case may be, materially affected, is material to or will materially affect the Corporation and the Material Subsidiaries, taken as a whole;

(cc) other than the Underwriters (or any of the Selling Firms) pursuant to this Underwriting Agreement or as otherwise contemplated herein, there is no person acting or purporting to act at the request of the Corporation who is entitled to any

brokerage, agency or other advisory or similar fee in connection with the Offering;

(dd) except as disclosed in the Offering Documents, none of the Corporation or the Subsidiaries have any material loans or other material indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at arm's length with them other than for the reimbursement of ordinary course business expenses;

(ee) the assets of the Corporation and the Material Subsidiaries and their respective businesses and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and the Corporation has not failed to promptly give any notice or present any material claim thereunder;

(ff) with respect to each of the Leased Premises, the Corporation or a Material Subsidiary, as applicable, occupies the Leased Premises and has the right to occupy and use the Leased Premises, subject to the terms of the respective leases, and each of the leases pursuant to which the Corporation or a Material Subsidiary, as applicable, occupies the Leased Premises is in good standing and in full force and effect;

(gg) all information that has been prepared by the Corporation relating to the Corporation and its business, property and liabilities and provided to the Underwriters, and that may be provided to the Underwriters prior to the Closing Time, including all financial, marketing, technical and operational information, was, and will be (unless superseded by information provided subsequently by the Corporation to the Underwriters), as of the date of such information (or such subsequent information), true and correct in all material respects, and no fact or facts have or will be been omitted therefrom which would make such information misleading in any material respect;

(hh) if required under the Canadian Securities Laws, all of the Material Agreements have been disclosed in the Offering Documents and have or will be filed with the Securities Commissions; neither the Corporation nor the Material Subsidiaries has received any notification from any party that it intends to terminate any such Material Agreement;

(ii) no Securities Commission, stock exchange or comparable Governmental Authority has issued any order preventing or suspending the use or effectiveness of the Offering Documents or preventing the distribution of the Offered Securities, if any, in any Qualifying Jurisdiction, nor instituted proceedings for that purpose and, to the knowledge of the Corporation, no such proceedings are pending or contemplated;

(jj) the form and terms of the certificate for the Common Shares and the Warrants have been approved and adopted by the board of directors of the Corporation, and comply with the provisions of the constating documents of the Corporation, the Act and the rules of the TSX;

(kk) the statements set out in the Prospectuses under the heading *"Cautionary Statement Regarding Forward-Looking Information"* has been prepared and disclosed in material compliance with Part 4A of NI 51-102, and the Corporation has no reason to believe that the actual results forecast or projected by such statements will not be achieved, and the Corporation does not expect to modify such forward looking statements in any materially adverse manner during the period of distribution of the Offered Securities;

(ll) to the knowledge of the Corporation, none of the directors or officers of the Corporation are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular exchange;

Due Diligence Matters

(mm) the minute books and corporate records of the Corporation and the Material Subsidiaries which the Corporation has made available to the Underwriters and their counsel Stikeman Elliott LLP, in connection with their due diligence investigation of the Corporation for the period requested to the date of examination thereof are all of the minute books of the Corporation for such period, contain copies of all constating documents, including all amendments thereto, and all proceedings of securityholders and directors (and committees thereof), are complete in all material respects;

Mining and Environmental Matters

(nn) the Corporation or a Material Subsidiary is the registered or beneficial owner of the interests in the Material Property as described in the Offering Documents and the Corporation or a Material Subsidiary holds either freehold title, leases, concessions, claims, licenses, options, permits, contractual rights or participating interests or other conventional property or proprietary interests or rights, recognized in the jurisdiction in which a particular property is located (collectively, "**Mining Rights**") in respect of the mineral rights located in the Material Property in which the Corporation or a Material Subsidiary has an interest as described in the Offering Documents under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Corporation or a Material Subsidiary to explore for mineral deposits, develop mining facilities and extract mineral resources relating thereto, free and clear of any material Liens and no material commission, royalty, licence fee or similar payment (other than payments which may be required to be paid to the government of Mexico or any agency in Mexico) to any Person (other than royalty or other payments which may become payable pursuant to applicable legislation in the jurisdiction in which the Material Property are located) with respect to the Material Property are payable other than as disclosed in the Offering Documents and no other material property rights (including access rights) are necessary for the conduct of the business of the Corporation as currently conducted, other than as disclosed in the Offering Documents; and the Corporation has no knowledge of any claim or basis for any claim that could have a Material Adverse Effect in respect of the Corporation or a Material Subsidiary, taken as a whole;

(oo) neither the Corporation nor any of the Material Subsidiaries are parties to any option agreements concerning mining interests;

(pp) the Corporation or a Material Subsidiary holds either permits or contractual interests or rights in permits recognized in the jurisdiction in which the Material Property is located under valid, subsisting and enforceable title documents or other recognized and enforceable agreements, instruments or documents, sufficient to permit the Corporation or a Material Subsidiary to access the property and conduct its business as described in the Offering Documents; all such permits in which the Corporation has any interests or right have been, to the knowledge of the Corporation, validly registered in accordance with all applicable Laws, and are valid and subsisting; the Corporation or a Material Subsidiary has all necessary surface rights and access rights relating to the Material Property in which the Corporation has an interest as described in the Offering Documents granting the Corporation or a Material Subsidiary the right and ability to access the property and conduct its business as are appropriate in view of their respective rights and interests therein, with only such exceptions as do not materially interfere with the access and use by the Corporation or a Material Subsidiary of the rights or interests so held and each of the proprietary interests or rights and each of the agreements, instruments and documents and obligations relating thereto referred to above are currently in good standing in the name of the Corporation or a Material Subsidiary;

(qq) any and all of the agreements and other documents and instruments pursuant to which the Corporation or a Material Subsidiary holds its Material Property and assets (including any option agreement or any interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof, none of the Corporation nor any of the Material Subsidiaries nor, to the knowledge of the Corporation, any other party thereto, is in default of any of the material provisions of any such agreements, documents or instruments, nor to the knowledge of the Corporation has any such default been alleged, except in each case as would not reasonably be expected to have a Material Adverse Effect on the Corporation and the Material Subsidiaries, taken as a whole, and none of the Material Property (or any option agreement or any interest in, or right to earn an interest in, any property) of the Corporation are subject to any right of first refusal or similar purchase or acquisition rights;

(rr) other than as disclosed in the Offering Documents, there are no material claims with respect to indigenous rights currently outstanding or, to the knowledge of the Corporation, threatened or pending, with respect to the Material Property;

(ss) the Corporation and each of the Material Subsidiaries is in compliance in all material respects with all Environmental Laws;

(tt) the Corporation has obtained all Environmental Permits necessary as at the date hereof for the operation of the business carried by the Corporation or a Material Subsidiary, and each Environmental Permit is valid, subsisting and in good standing in all material respects and none of the Corporation nor any Material Subsidiary is in default or breach of any Environmental Permit in any material respect and no proceeding is outstanding or, to the knowledge of the

Corporation, has been threatened or is pending to revoke or limit any Environmental Permit except where such default, breach, or proceeding would not reasonably be expected to result in a Material Adverse Effect in respect of the Corporation and the Material Subsidiaries, taken as a whole;

(uu) neither the Corporation nor any Subsidiary has used, except in compliance in all material respects with all Environmental Laws and Environmental Permits, any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any hazardous substance;

(vv) neither the Corporation nor any Subsidiary has received any notice of, or been prosecuted for, an offence alleging, non-compliance in any material respect with any Environmental Laws, and neither the Corporation nor any Subsidiary has settled any allegation of material non-compliance short of prosecution. There are no orders or directions issued against the Corporation or any Subsidiary under Environmental Laws requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Corporation or a Subsidiary, nor has the Corporation or a Subsidiary received notice of any of the same;

(ww) there are no past unresolved or, to the Corporation's knowledge, any threatened or pending claims, complaints, notices or requests for information received by the Corporation or a Subsidiary with respect to any alleged violation of any Environmental Laws which would reasonably be expected to result in a Material Adverse Effect in respect of the Corporation and the Subsidiaries, taken as a whole; and no conditions exist at, on or under any property now or previously owned, operated, optioned or leased by the Corporation or a Subsidiary which, with the passage of time, or the giving of notice or both, would give rise to liability under Environmental Laws that, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect in respect of the Corporation and the Subsidiaries, taken as a whole;

(xx) except as ordinarily or customarily required by applicable Environmental Permits, neither the Corporation nor any Subsidiary has received any notice wherein it is alleged or stated that it is potentially responsible for a federal, provincial, state, municipal or local cleanup site or corrective action under Environmental Laws that would reasonably be expected to result in a Material Adverse Effect in respect of the Corporation and the Subsidiaries, taken as a whole;

(yy) there are no material environmental audits, evaluations, assessments, studies or tests relating to the Corporation or a Subsidiary except for ongoing assessments conducted by or on behalf of the Corporation or a Subsidiary in the ordinary course;

(zz) the Corporation is in compliance, in all material respects, with the provisions of NI 43-101, and has filed all technical reports required to be filed pursuant thereto; there has been no change to the Technical Reports of which the Corporation is aware that would require the filing of a new technical report under NI 43-101;

(aaa) all material information requested by the authors of the Technical Reports was made available to them, prior to the issuance of such report, for the purpose of preparing such report, which information, to the best of the knowledge of the Corporation, did not contain any misrepresentation at the time such information was so provided;

(bbb) the information set forth in the Offering Documents relating to the estimates by the Corporation of mineral resources has been reviewed and verified by the authors described in the Offering Documents under the heading "**Interests of Experts**" and there have been no material adverse changes to such information since the date of delivery or preparation thereof;

Employment Matters

(ccc) each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Corporation or a Material Subsidiary for the benefit of any current or former director, officer, employee or consultant of the Corporation or a Material Subsidiary (the "**Employee Plans**") has been maintained in compliance with its terms and with the requirements prescribed by any and all Laws that are applicable to such Employee Plans, in each case in all material respects and has been publicly disclosed to the extent required by Canadian Securities Laws;

(ddd) all material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or state pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of the Corporation;

(eee) there is not currently any labour disruption, dispute, slowdown, stoppage, complaint or grievance or, to the knowledge of the Corporation, threatened or pending which is adversely affecting or would reasonably be expected to have a Material Adverse Effect on, the carrying on of the business of the Corporation or the Material Subsidiaries, taken as a whole;

Compliance Matters

(fff) neither the Corporation nor any of its Material Subsidiaries, nor, to the knowledge of the Corporation, any director, officer, agent, employee, affiliate or other person acting on behalf of the Corporation or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that has resulted or would result in a violation of the *Corruption of Foreign Public Officials Act* (Canada) (the "**CFPOA**") including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any "foreign public official" (as such term is defined in the CFPOA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the CFPOA; and the Corporation and its Material Subsidiaries

will monitor their respective businesses to ensure compliance with the CFPOA and, if violations of the CFPOA are found, will take remedial action to remedy such violations; and

(ggg) the operations of the Corporation and its Material Subsidiaries are, and have been conducted at all times, in compliance with all material applicable financial recordkeeping and reporting requirements of the *Proceeds of Crime (Money Laundering) and Terrorist Financing Act* (Canada), the money laundering Laws of all applicable jurisdictions, and any related or similar applicable Laws of any applicable Governmental Authority (collectively, the "**Money Laundering Laws**") and no action, suit or proceeding by or before any Governmental Authority involving the Corporation or any of its Material Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened.

Section 8 Representations, Warranties and Covenants of the Underwriters

(1) Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants that:

(a) it is, and will remain so, until the completion of the Offering, appropriately registered under applicable Canadian Securities Laws so as to permit it to lawfully fulfil its obligations hereunder; and

(b) it has all requisite corporate power and authority to enter into this Underwriting Agreement and to carry out the transactions contemplated under this Underwriting Agreement on the terms and conditions set forth herein.

(2) Each Underwriter makes the representations, warranties and covenants applicable to it in Schedule "A" hereto and acknowledges that the terms and conditions of the representations, warranties and covenants of the parties contained in Schedule "A" form a part of this Underwriting Agreement.

(3) The representations and warranties of each of the Underwriters contained in this Underwriting Agreement and in the documents delivered pursuant to this Underwriting Agreement at or prior to the Time of Closing shall be true at the Time of Closing as though they were made at the Time of Closing and shall survive the execution of this Underwriting Agreement until the completion of the distribution of the Offered Securities.

Section 9 Additional Covenants of the Corporation

In addition to any other covenant of the Corporation set forth in this Underwriting Agreement, the Corporation covenants with the Underwriters that:

(a) *Stock Exchange Listings*. Prior to the filing of the Final Prospectus with the Securities Commissions, the Corporation will file or cause to be filed with the TSX all necessary documents and will take commercially reasonable steps to ensure that the Common Shares offered pursuant to the Offering (including the Warrant Shares issuable on the due exercise of the Warrants), and if the Distribution Requirements are met, the Warrants, have been approved (or conditionally approved) for listing and for trading on the TSX, subject only to

satisfaction by the Corporation of the Standard Listing Conditions, and the Corporation shall thereafter use its commercially reasonable efforts to fulfill the Standard Listing Conditions, if any, within the time period prescribed by the TSX;

(b) *Other Filings*. The Corporation will make all necessary filings, use commercially reasonable efforts to obtain all necessary regulatory consents and approvals (if any) and the Corporation will pay all filing fees required to be paid in connection with the transactions contemplated in this Underwriting Agreement;

(c) *Press Releases*. Subject to compliance with applicable Law, any press release of the Corporation relating to the Offering will be provided in advance to the Underwriters, and the Corporation will use its commercially reasonable efforts to agree to the form and substance thereof with the Underwriters, each acting reasonably, prior to the release thereof;

(d) *Use of Proceeds*. The Corporation confirms its intention as of the date hereof to use the net proceeds from the purchase and sale of the Offered Securities in accordance with the description set forth under the heading "*Use of Proceeds*" in the Final Prospectus;

(e) *Blackout Period*. The Corporation agrees not to, directly or indirectly, sell, or announce its intention to sell, nor authorize or issue, or announce its intention to authorize or issue, any Common Shares or securities or other financial instruments convertible or exchangeable for or exercisable into Common Shares, or publicly announce an intention to effect any such a transaction (except in conjunction with: (i) the issuance of Offered Securities in connection with the Offering and the Over-Allotment Securities pursuant to the Over-Allotment Option; (ii) the grant or exercise of stock options and other similar issuances pursuant to the stock option plan of the Corporation and other share compensation arrangements; (iii) the exercise of outstanding warrants, convertible securities or other existing contractual rights; or (iv) the issuance of securities in connection with a bona fide acquisition by the Corporation) for a period starting on the Closing Date and ending on the date that is 90 days from the Closing Date without the prior written consent of the Underwriters, such consent not to be unreasonably withheld, conditioned or delayed; and

(f) *Lock-Up Agreements*. The Corporation will use its commercially reasonable efforts to cause each of the directors and senior officers of the Corporation to enter into lock-up agreements in a form satisfactory to the Corporation and the Underwriters, each acting reasonably, which shall be negotiated in good faith and contain customary provisions, pursuant to which each such person agrees, for a period of 90 days after the Closing Date, not to directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, transfer, or otherwise dispose of or monetize the economic value of (or announce any intention to do any of the foregoing) any securities of the Corporation, whether now owned directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, subject to the following exceptions: (i) if the Corporation receives an offer, which has not been withdrawn, to enter into a transaction or arrangement, or proposed transaction or arrangement, pursuant to which, if entered into or completed substantially in accordance with its terms, a party could, directly or indirectly acquire a controlling Common Share interest

(including an economic interest) in, the Corporation, whether by way of takeover offer, scheme of arrangement, shareholder approved acquisition, capital reduction, share buyback, securities issue, reverse takeover, dual-listed company structure or other synthetic merger, transaction or arrangement; (ii) in respect of sales to affiliates of such shareholder; (iii) as a result of the death of any individual shareholder; or (iv) with the written consent of the Underwriters, not to be unreasonably withheld or delayed.

Section 10 Covenants of the Underwriters

(1) The Underwriters hereby covenant and agree with the Corporation the following:

(a) *Offering Jurisdictions and Offer Price*. During the period of distribution of the Offered Securities by or through the Underwriters or a Selling Firm, the Underwriters will offer and sell, and the Underwriters will instruct any Selling Firm to offer and sell, Offered Securities to the public only in the Qualifying Jurisdictions or where they may lawfully be offered for sale or sold directly and through other duly registered investments dealers and brokers (the Underwriters, together with such other investment dealers and brokers, are referred to herein as the "**Selling Firms**"), upon the terms and conditions set forth in the Final Prospectus and in this Underwriting Agreement. The Underwriters, through their U.S. Affiliates, may also offer and sell the Offered Securities to, or for the account or benefit of, persons in the United States and U.S. Persons in accordance with Schedule "A" hereto. For the purposes of this Section 10(1)(a), the Underwriters shall be entitled to assume that the Offered Securities are qualified for distribution in any Qualifying Jurisdiction where a receipt (or deemed receipt) has been obtained under Passport Procedures for the Final Prospectus from the applicable Securities Commission following the filing of the Final Prospectus.

(b) *Compliance with Applicable Securities Laws*. The Underwriters shall comply, and shall instruct any Selling Firm to comply, with all applicable Laws including Applicable Securities Laws in all material respects in connection with the offer to sell and distribution of the Offered Securities and shall not, and shall instruct any Selling Firm to not, directly or indirectly, solicit offers to purchase or sell the Offered Securities or deliver any Offering Documents so as to require registration of the Offered Securities or filing of a prospectus or registration statement with respect to the Offered Securities or compliance by the Corporation with regulatory requirements (including any continuous disclosure obligations or similar reporting obligations) under the laws of any jurisdiction other than the Qualifying Jurisdictions, including, without limitation, the United States and the Underwriters shall not, and shall instruct any Selling Firm to not, make any representations or warranties with respect to the Corporation or the Offered Securities, other than as set forth in the Offering Documents. The Underwriters will comply (and ensure that their respective U.S. Affiliates comply) in all material respects with the obligations applicable to them set out in Schedule "A" to this Underwriting Agreement.

(c) *Completion of Distribution*. The Underwriters will use their commercially reasonable efforts to complete the distribution of the Offered Securities as promptly as possible after the Time of Closing and will notify the Corporation when, in the Underwriters' opinion, the Underwriters have ceased the distribution

of the Offered Securities, and, within 30 days after completion of the distribution, will provide the Corporation as soon as possible, in writing, with a breakdown of the number of Offered Securities distributed in each of the Qualifying Jurisdictions where that breakdown is required by a Securities Commission for the purpose of calculating fees payable to, or making filings with, that Securities Commission.

(d) *Press Releases*. Subject to compliance with applicable Law, any press release of the Corporation relating to the Offering will be provided in advance to the Underwriters, and the Underwriters will use their commercially reasonable efforts to agree to the form and substance thereof with the Corporation, each acting reasonably, prior to the release thereof.

(e) *Closing Documents*. The Underwriters will deliver such certificates and other documentation as may be contemplated in this Underwriting Agreement or as the Corporation or its counsel may reasonably require in connection with the Offering.

(2) **Liability on Default**. No Underwriter shall be liable to the Corporation under this Section 10 with respect to any act, omission or default by any of the other Underwriters or any Selling Firm appointed by any other Underwriter as the case may be, or for any default resulting from the Corporation's failure to comply with Applicable Securities Laws (provided such default was not caused by such Underwriter).

Section 11 Closing

(1) **Location of Closing**. The purchase and sale of the Purchased Units will be completed at the offices of Peterson McVicar LLP in Toronto, Ontario at the Time of Closing on the Closing Date or at such other place as the Underwriters and the Corporation may agree.

(2) **Certificates**. At the Time of Closing on the Closing Date, subject to the terms and conditions contained in this Underwriting Agreement, the Corporation shall deliver the Offered Securities to the Underwriters as an electronic deposit representing the Purchased Units pursuant to the non- certificated inventory system of CDS Clearing and Depository Service Inc. (the "**NCI System**"), against payment of the Offer Price set out in this Underwriting Agreement by wire transfer on the Closing Date payable to the Corporation. The Corporation will, at the Time of Closing on the Closing Date and upon such payment of the aggregate Offer Price to the Corporation, make payment in full of the Underwriting Fee which shall be made by the Corporation directing the Underwriters to withhold the Underwriting Fee from the payment of the aggregate Offer Price. Electronic evidence of non-certificated issuance of the Purchased Units shall be registered in such names as the Underwriters may request provided such request is made two (2) Business Days prior to each Closing Date.

Section 12 Over-Allotment Option

(1) The Corporation hereby grants to the Underwriters, in the respective percentages set out in Section 18, the Over-Allotment Option to purchase the Over-Allotment Securities at the applicable offer price as follows: (i) units at a price of $1.06 per unit ("**Over-Allotment Units**"), with each such Over-Allotment Unit comprised of one Common Share and one-half of one Warrant; (ii) Common Shares at a price of $1.01 per Common

Share; (iii) Warrants at a price of $0.10 per Warrant; or (iv) any combination of Over-Allotment Units, Common Shares and Warrants, so long as the aggregate number of Common Shares and Warrants that may be issued upon exercise of the Over-Allotment Option does not exceed 1,425,000 Common Shares and 712,500 Warrants (the "**Over-Allotment Securities**"). The Over-Allotment Option may be exercised, in whole or in part, and from time to time prior to its expiry in accordance with the provisions of this Underwriting Agreement, by the Underwriters, by delivering written notice of exercise to the Corporation, which notice must be received by the Corporation not later than 5:00 p.m. (Toronto time) on the date that is thirty (30) days after the Closing Date, such notice to set forth: (a) the aggregate number and type of Over-Allotment Securities to be purchased by the Underwriters; and (b) the closing date for the Over-Allotment Securities, provided that such closing date shall not be less than three (3) Business Days and no more than seven (7) Business Days following the date of such notice. Upon the furnishing of the notice, the Underwriters shall severally (and not jointly, nor jointly and severally) be committed to purchase the Over-Allotment Securities in the respective percentages set out in Section 18 and the Corporation shall be committed to issue and sell in accordance with and subject to the provisions of this Underwriting Agreement, the number and type of Over-Allotment Securities indicated in the notice. Over-Allotment Securities may be purchased by the Underwriters only for the purpose of satisfying over-allotments made in connection with the distribution of the Purchased Units and for market stabilization purposes permitted pursuant to Canadian Securities Laws.

(2) In the event that the Over-Allotment Option is exercised by the Underwriters and any of the Over-Allotment Securities are purchased by the Underwriters, the closing shall take place at the offices mentioned in Section 11 above, or at such other place as shall be agreed upon by the Underwriters and the Corporation, on each Over-Allotment Closing Date.

(3) At the Time of Closing on an Over-Allotment Closing Date, if any, for the exercise of the Over- Allotment Option, subject to the terms and conditions contained in this Underwriting Agreement, the Corporation shall deliver to the Underwriters a certificate or certificates (or electronic evidence of non-certificated issuance) representing Over-Allotment Securities against payment of the aggregate Offer Price therefor by wire transfer on such Over-Allotment Closing Date payable to the Corporation or if requested, utilize the NCI System. The Corporation will, at the Time of Closing on such Over-Allotment Closing Date, and upon such payment of the aggregate Offer Price for the Over-Allotment Securities to the Corporation, make payment in full of the Underwriting Fee which shall be made by the Corporation directing the Underwriters to withhold the Underwriting Fee from the payment of the aggregate Offer Price therefor. Certificates representing the Over-Allotment Securities shall be registered in such names as the Underwriters may request provided such request is made two (2) Business Days prior to an Over-Allotment Closing Date.

(4) The closing of the Over-Allotment Option shall be conditional upon the conditions set forth in Section 6(8), Section 6(11) and Section 6(12) being satisfied at the Time of Closing on the Over-Allotment Closing Date.

Section 13 Compensation of the Underwriters

In consideration of the Underwriters' services to be rendered in connection with the Offering, the Corporation shall: (i) pay to the Underwriters a cash fee (the "**Underwriting Fee**"),

at the applicable Time of Closing, equal to 6.0% of the aggregate gross cash proceeds received from the sale of the Purchased Units (being $0.0636 per Purchased Unit) and, if applicable, the Over-Allotment Securities.

Section 14 Termination Rights

(1) The Corporation shall use its best efforts to cause all conditions in this Underwriting Agreement which relate to it to be satisfied. It is understood that any Underwriter may waive in whole or in part, or extend the time for compliance with any of such terms and conditions without prejudice to its rights in respect of any subsequent breach, provided that to be binding on an Underwriter any such waiver or extension must be in writing and executed by such Underwriter.

(2) In addition to any other remedies which may be available to the Underwriters in respect of any default, act or failure to act, or non-compliance with the terms of this Underwriting Agreement by the Corporation, any Underwriter shall be entitled, at such Underwriter's option, to terminate and cancel, without any liability on such Underwriter's part, such Underwriter's obligations under this Underwriting Agreement to purchase the Purchased Units or the Over-Allotment Securities if, at or at any time prior to the applicable Time of Closing:

(a) there should be discovered any material fact which existed as of the date hereof but which has not been publicly disclosed which, in the opinion of any of the Underwriters, acting reasonably, has or would be expected to have a significant adverse effect on the market price or value of the Common Shares;

(b) there is, in the opinion of any of the Underwriters, acting reasonably, a material change or a change in any material fact or new material fact shall arise which would be expected to have a significant adverse effect on the business, affairs, operations or profitability of the Corporation and/or its subsidiaries or on the market price or the value of the Common Shares;

(c) there should develop, occur or come into effect any event of any nature, including, without limitation, an act of terrorism, accident, or new or change in governmental law or regulation or other condition or financial occurrence of national or international consequence, which, in the opinion of any of the Underwriters, acting reasonably, seriously adversely affects or involves, or would seriously adversely affect and involve, the financial markets in Canada or in the United States or the business, affairs, operations or profitability of the Corporation or its subsidiaries (taken as a whole) or the market price or value of the Common Shares;

(d) any inquiry, action, suit, proceeding or investigation (whether formal or informal) including, without limitation, matters of regulatory transgression or unlawful conduct, is commenced, announced or threatened in relation to the Corporation, its subsidiaries or any of their respective officers or directors, which, in the opinion of any of the Underwriters, acting reasonably, operates to prevent or materially restrict the distribution or trading of the Common Shares or which has or would be expected to have a material adverse effect on the market price or value of the Common Shares;

(e) any order to cease trading in securities of the Corporation is made or threatened by a securities regulatory authority; or

(f) the Corporation is in breach of any material term, condition or covenant of this Underwriting Agreement or any material representation or warranty given by the Corporation in this Underwriting Agreement becomes or is false.

(3) The rights of termination contained in this section may be exercised by any Underwriter giving written notice thereof to the Corporation and the other Underwriters at any time prior to the applicable Time of Closing and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Underwriting Agreement or otherwise. In the event of any such termination, there shall be no further liability or obligation on the part of such Underwriter to the Corporation or on the part of the Corporation to the Underwriter except in respect of any liability or obligation under any of Section 15, Section 16 and Section 17, which will remain in full force and effect.

Section 15 Indemnity

(1) The Corporation covenants and agrees to protect, indemnify, and save harmless, each of the Underwriters, and each of their respective affiliates and each of their respective directors, officers, employees, and agents and each Person, if any, who controls any Underwriter within the meaning of Section 15 of the U.S. Securities Act (individually, an "**Indemnified Party**" and collectively, the "**Indemnified Parties**") from and against all losses (other than loss of profits), claims, suits, liabilities, costs, damages, or expenses caused or incurred, whether directly or indirectly, in any way caused by, or in consequence of:

(a) any of the Offering Documents, or any certificate of the Corporation delivered hereunder, containing, or being alleged to contain, a misrepresentation (as defined herein) or any misstatement of a material fact or any omission or alleged omission to state in the Offering Documents any material fact (except for any information and statements relating solely to the Underwriters and furnished by them specifically for use in the Offering Documents) required to be stated in the Offering Documents or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(b) any failure or alleged failure of the Prospectuses or any Supplementary Material to contain full, true and plain disclosure of all material facts as required by Canadian Securities Laws (except for any information and statements relating solely to the Underwriters and furnished by them specifically for use in the Offering Documents);

(c) any order made, or inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or other applicable Governmental Authority based upon any misrepresentation, untrue statement or omission or any alleged misrepresentation, untrue statement or omission in the Offering Documents (except for information and statements relating solely to the Underwriters and furnished by them specifically for use in such documents) that prevents or restricts the trading in any of the Corporation's

securities or the distribution of any of the Offered Securities in any of the Offering Jurisdictions;

(d) the Corporation not complying, or alleged to have not complied, with any applicable Law or stock exchange requirements in connection with the transactions herein contemplated (except for any non-compliance or alleged non-compliance relating solely to the Underwriters) including the Corporation's non-compliance or alleged non-compliance with any statutory requirement to make any document available for inspection or to file or deliver any such document with or to a securities regulatory authority; or

(e) any breach of a representation or warranty of the Corporation contained in this Underwriting Agreement or in any certificate of the Corporation (including any officer certificate) delivered pursuant to this Underwriting Agreement or in any other document of the Corporation delivered pursuant to the Underwriting Agreement or pursuant to the failure of the Corporation to comply with any of its obligations hereunder.

(2) If any Indemnified Party receives notice of any formal proceeding commenced against it in a court of competent jurisdiction in respect of which indemnification is or might reasonably be considered to be provided under any of Section 15(1), such Indemnified Party will notify the Corporation (the "**Indemnifier**") as soon as possible of the nature of such claim (provided that the omission to so notify the Indemnifier will not relieve the Indemnifier of any liability that it may otherwise have to the Indemnified Party hereunder, except to the extent the Indemnifier is materially prejudiced by such omission) and the Indemnifier shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim; provided, however, that the defence shall be through legal counsel reasonably acceptable to such Indemnified Party and that no settlement may be made by the Indemnifier or such Indemnified Party without the prior written consent of the other, such consent not to be unreasonably withheld.

(3) In any such claim, such Indemnified Party shall have the right to retain other legal counsel to act defence of such suit on behalf of the Indemnified Party within ten (10) days of receiving notice of such suit or having assumed such defense, fails to pursue it or has failed to engage counsel promptly or who is reasonably acceptable to the Indemnified Party; (b) the employment of such counsel has been authorized by the Indemnifier; or (c) the named parties to any such suit (including any added or third parties) include both the Indemnified Party and the Indemnifier, and the Indemnified Party shall have been advised in writing by counsel that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Indemnifier or the Indemnified Party is advised by counsel that there is an actual or potential conflict between the interests of the Indemnified Party and the Indemnifier (in each of which cases the Indemnifier shall not have the right to assume the defence of such suit on behalf of the Indemnified Party), in any of which circumstances the Indemnified Party shall be required to keep the Indemnifier apprised of the developments of the claim, including providing copies of any material documents related thereto to the Indemnifier, and the Indemnifier shall be liable to pay the reasonable fees and expenses of the counsel for the Indemnified Party and, in addition, of local counsel in each applicable jurisdiction.

(4) To the extent that any Indemnified Party is not a party to this Underwriting Agreement, the Underwriters shall obtain and hold the right and benefit of this section in trust for and on behalf of such Indemnified Party.

(5) The Indemnifier hereby consents to personal jurisdiction in any court in which any claim that is subject to indemnification hereunder is brought against the Underwriters or any Indemnified Party and to the assignment of the benefit of this section to any Indemnified Party for the purpose of enforcement provided that nothing herein shall limit the Indemnifier's right or ability to contest the appropriate jurisdiction or forum for the determination of any such claims.

(6) Except as contemplated in this section, no Indemnifier shall be liable under this section for any settlement of any claim or action effected without its prior written consent, which shall not be unreasonably withheld.

(7) Notwithstanding anything to the contrary contained herein, the foregoing indemnity shall cease to apply to the extent that a court of competent jurisdiction in a final judgment that has become non- appealable shall determine that any losses, claims, suits, liabilities, costs, damages, or expenses to which the Indemnified Party may be subject were directly caused by the fraud, gross negligence, wilful misconduct, illegality or fraudulent misrepresentation of the Indemnified Party.

Section 16 Contribution

In the event that the indemnity provided for in Section 15 is declared by a court of competent jurisdiction to be illegal or unenforceable as being contrary to public policy or for any other reason, the Underwriters and the Indemnifier shall contribute to the aggregate of all losses, claims, costs, damages, expenses or liabilities of the nature provided for above in such proportions as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Underwriters on the other hand from the distribution of the Offered Securities as well as the relative fault of the Corporation on the one hand and the Underwriters on the other hand in connection with the claim or claims which resulted in such claims, expenses, costs, damages, liabilities or losses, as well as any other equitable considerations determined by a court of competent jurisdiction, provided that, in no event, shall an Underwriter be responsible for any amount in excess of the portion of the Underwriting Fee actually received by such Underwriter. In the event that the Indemnifier, or any of them may be held to be entitled to contribution from the Underwriters under the provisions of any statute or law, the Indemnifier shall be limited to responsible; and (b) the amount of the Underwriting Fee actually received by any Underwriter. Notwithstanding the foregoing, a Person guilty of fraud, gross negligence, wilful misconduct, illegality or fraudulent misrepresentation shall not be entitled to contribution from any other party. Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this section, notify such party or parties from whom contribution may be sought, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any obligation it may have otherwise under this section, except to the extent that the party from whom contribution may be sought is materially prejudiced by such omission. The right to contribution provided herein shall be in addition and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise by law.

Section 17 Expenses

Whether or not the purchase and sale of the Offered Securities shall be completed, all costs and expenses of or incidental to the sale and delivery of the Offered Securities and of or incidental to all matters in connection with the transactions herein shall be borne by the Corporation and payable by the Corporation, including, without limitation, all expenses of or incidental to the creation, issue, sale or distribution of the Offered Securities and the filing of the Preliminary Prospectus and Final Prospectus, the fees and expenses of the Corporation's legal counsel, Auditor and independent experts, all costs incurred in connection with the preparation of documents relating to the Offering, and the reasonable and documented out-of-pocket expenses and fees incurred by the Underwriters and applicable taxes thereon (the aggregate of all such costs, fees and expenses not to exceed $10,000 without the prior approval of the Corporation, such consent not to be reasonably withheld), and the reasonable and documented fees, expenses and disbursements of the Underwriters' legal counsel (to a maximum of $90,000 exclusive of disbursements and applicable taxes). All fees and expenses incurred by the Underwriters or on their behalf shall be payable by the Corporation promptly upon receiving an invoice therefor from the Underwriters and shall be payable whether or not the Offering is completed. At the option of the Underwriters, such fees and expenses may be netted out of the gross proceeds of the Offering otherwise payable to the Corporation at the Time of Closing.

Section 18 Liability of the Underwriters

(1) The obligation of the Underwriters to purchase the Purchased Units (or the Over-Allotment Securities, if the Over-Allotment Option is exercised) at the Time of Closing shall be several, and not joint, nor joint and several, and shall be as to the following percentages of the Purchased Units (or the Over-Allotment Securities, as applicable) to be purchased at any such time:

Cormark Securities Inc.	75.0%
PI Financial Corp.	15.0%
Sprott Capital Partners LP	5.0%
Laurentian Bank Securities Inc.	2.5%
Maison Placements Canada Inc.	2.5%
	100.0%

If one of the Underwriters fails to purchase its applicable percentage of the aggregate amount of the Purchased Units (or the Over-Allotment Securities if the Over-Allotment Option is exercised) at the Time of Closing, the other Underwriters shall have the right, but shall not be obligated, to purchase, all but not less than all, of the applicable Purchased Units (or the Over-Allotment Securities if the Over-Allotment Option is exercised) which would otherwise have been of the defaulting Underwriter (the Offered Securities in respect of which the defaulting Underwriter(s) fail to purchase and the non-defaulting Underwriters do not elect to purchase being hereinafter called the "**Defaulted Shares**") and the number of Defaulted Shares exceeds 5% of the number of Purchased Units (or the Over-Allotment Securities) to be purchased hereunder, then (a) each Underwriter shall have the several right to terminate its obligation hereunder to purchase the Offered Securities required to be purchased by it and without any liability to the Corporation, and (b) the Corporation shall have the right to either (i) proceed with the sale of the applicable Offered Securities (less the Defaulted Shares) to the non-defaulting Underwriters (other than those Underwriters who terminated under (a) above),

or (ii) terminate its respective obligations hereunder without liability to the non-defaulting Underwriters except under Section 15, Section 16, and Section 17.

Section 19 Governing Law and Venue

This Underwriting Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. The parties hereto irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of Ontario, sitting in the City of Toronto, with respect to any dispute related to this Underwriting Agreement.

Section 20 Survival of Warranties, Representations, Covenants and Agreements

Except as expressly provided for in this Underwriting Agreement, all warranties, representations, covenants and agreements of the Corporation herein contained, or contained in documents submitted or required to be submitted pursuant to this Underwriting Agreement, shall survive the purchase by the Underwriters of the Offered Securities and shall continue in full force and effect regardless of the closing of the sale of the Offered Securities, for a period of two years following the Closing Date. Without limitation of the foregoing, the provisions contained in this Underwriting Agreement in any way related to the indemnification or the contribution obligations shall survive and continue in full force and effect, indefinitely, subject only to the limitation requirements of applicable Law.

Section 21 No Fiduciary Relationship

The Corporation hereby acknowledges that the Underwriters are acting solely as underwriters in connection with the purchase and sale of the Offered Securities. The Corporation further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Underwriting Agreement entered into on an arm's length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Corporation, its management, shareholders or creditors or any other Person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of the purchase and sale of the Offered Securities, either before or after the date hereof. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Corporation, either in connection with the transactions contemplated by this Underwriting Agreement or any matters leading up to such transactions, and the Corporation hereby confirms its understanding and agreement to that effect. The Corporation and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to the Corporation regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Offered Securities, do not constitute advice or recommendations to the Corporation. The Corporation hereby waives and releases, to the fullest extent permitted by law, any claims that the Corporation may have against the Underwriters with respect to any breach or alleged breach of any fiduciary or similar duty to the Corporation in connection with the transactions contemplated by this Underwriting Agreement or any matters leading up to such transactions.

Section 22 Notices

All notices or other communications by the terms hereof required or permitted to be given by one party to another shall be given in writing by personal delivery, mailed or by facsimile delivered or facsimile to such other party as follows:

(a) to the Corporation at:

Excellon Resources Inc.
10 King Street East, Suite 200
Toronto, Ontario, M5C 1C3

Attention: Brendan Cahill
Facsimile No.: 416.364.6745

with a copy to (which copy shall not constitute notice):

Peterson McVicar LLP
18 King St E, Suite 902
Toronto, Ontario M5C 1C4

Attention: James McVicar
Facsimile No.: 647.259.1785

(b) to Cormark or the Underwriters at:

Cormark Securities Inc.
Royal Bank Plaza
South Tower, Suite 2800
200 Bay Street
Toronto, Ontario M5J 2J2

Attention: David Sadowski
Facsimile No.: 416.943.6496

with a copy to (which copy shall not constitute notice):

Stikeman Elliott LLP
5300 Commerce Court West, 199 Bay Street
Toronto, Ontario M5L 1B9

Attention: Ivan Grbešić
Facsimile No.: 416.947.0866

or at such other address or facsimile number as may be given by either of them to the other in writing from time to time and such notices or other communications shall be deemed to have been received when delivered or, if facsimile, on the next Business Day after such notice or other communication has been facsimile (with receipt confirmed).

Section 23 Counterpart Signature

This Underwriting Agreement may be executed in one or more counterparts (including counterparts by facsimile or PDF), which together shall constitute an original copy hereof as of the date first noted above.

Section 24 Time of the Essence

Time shall be of the essence in this Underwriting Agreement.

Section 25 Severability

If any provision of this Underwriting Agreement is determined to be void or unenforceable, in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of this Underwriting Agreement and shall be severable from this Underwriting Agreement.

Section 26 Entire Agreement and Amendment

This Underwriting Agreement constitutes the entire agreement among the Underwriters and the Corporation relating to the subject matter hereof and shall supercede any and all prior negotiations and understandings, including for greater certainty, the engagement letter between the Corporation and the Underwriters dated August 5, 2019. This Underwriting Agreement may be amended or modified in any respect by written instrument only.

Section 27 Acknowledgement

The Corporation acknowledges that the Underwriters' research analysts and research departments are required to be independent from their respective investment banking divisions and are subject to certain regulations and internal policies, and that such Underwriters' research analysts may hold and make statements or investment recommendations and/or publish research reports with respect to the Corporation and/or the Offering that differ from the views of its investment bankers. The Corporation hereby waives and releases, to the fullest extent permitted by Law, any claims that the Corporation may have against the Underwriters with respect to any conflict of interest that may arise from the fact that the views expressed by their independent research analysts and research departments may be different from or inconsistent with the views or advice communicated to the Corporation by such Underwriters' investment banking divisions. The Corporation acknowledges that each of the Underwriters is a full service securities firm and as such from time to time, subject to applicable Canadian Securities Laws, may effect transactions for its own account or the account of its customers and hold long or short position in debt or equity securities of the companies which may be the subject to the transactions contemplated by this Underwriting Agreement.

Section 28 Language

The parties have expressly required this Underwriting Agreement and all other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. *Les parties ont expressément demandé que la présente convention de prise ferme ainsi que tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.*

Section 29 Acceptance

If this Underwriting Agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Corporation , please communicate your acceptance by executing where indicated below and returning by facsimile or PDF one copy and returning by an originally executed copy to the Underwriters.

[Remainder of page left intentionally blank. Signature page follows.]

Yours very truly,

CORMARK SECURITIES INC.

Per (Signed) *"David Sadowski"*
Authorized Signing Officer

PI FINANCIAL CORP.

Per (Signed) *"Russell Mills"*
Authorized Signing Officer

SPROTT CAPITAL PARTNERS LP

Per (Signed) "*Tim Sorensen*"
Authorized Signing Officer

LAURENTIAN BANK SECURITIES INC.

Per (Signed) "*Joseph Gallucci*"
Authorized Signing Officer

MAISON PLACEMENTS CANADA INC.

Per (Signed) *"J.R. Ing"*
Authorized Signing Officer

The foregoing accurately reflects the terms of the transaction that we are to enter into and such terms are agreed to.

ACCEPTED as of this 12th day of August, 2019.

EXCELLON RESOURCES INC.

Per (Signed) *"Brendan Cahill"*

Authorized Signing Officer

SCHEDULE "A"
COMPLIANCE WITH UNITED STATES SECURITIES LAWS

As used in this Schedule "A", capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the underwriting agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

"**Directed Selling Efforts**" means "directed selling efforts" as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Securities and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Securities;

"**Foreign Issuer**" shall have the meaning ascribed thereto in Regulation S;

"**General Solicitation**" or "**General Advertising**" means "general solicitation" or "general advertising", as used in Rule 502(c) under the U.S. Securities Act, including, without limitation, any advertisements, articles, notices or other communications published on the internet or in any newspaper, magazine or similar media or broadcast over radio, television, or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

"**Offshore Transaction**" means an "offshore transaction" as that term is defined in Regulation S;

"**Regulation D**" means Regulation D adopted by the SEC under the U.S. Securities Act;

"**Regulation S**" means Regulation S adopted by the SEC under the U.S. Securities Act;

"**SEC**" means the United States Securities and Exchange Commission; and

"**Securities**" means the Purchased Units, the Over-Allotment Units, the Common Shares and Warrants comprising the Purchased Units and Over-Allotment Units, and the Warrant Shares underlying the Warrants.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter, on behalf of itself and its U.S. Affiliate, if any, represents, warrants and covenants to the Corporation that:

(1) It acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws, and that the Offered Securities may not be offered or sold except in Offshore Transactions in accordance with Rule 903 of Regulation S or to, or for the account or benefit of, persons in the United States or U.S. Persons pursuant to an exemption from the registration requirements of the U.S. Securities Act available under Section 4(a)(2), Rule 144A or Rule 506(b) of Regulation D and in reliance upon exemptions under applicable state securities laws.

(2) In accordance this Schedule "A", it has only offered and sold and will only offer and sell the Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons with whom it has a pre-existing substantive or business relationship and whom it reasonably believes are either Qualified Institutional Buyers pursuant to Rule 144A or Accredited Investors pursuant to Rule 506(b) of Regulation D, and in compliance with applicable state securities law. Except as set forth in the preceding sentence, the Underwriter has not made and will not make any offer to sell, solicitation of an offer to buy or sale of any of the Offered Securities unless such offer, solicitation of an offer or sale of the Offered Securities was made in an Offshore Transaction in compliance with Rule 903 of Regulation S.

(3) It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons, except with its U.S. Affiliate, or with the prior written consent of the Corporation. It shall require its U.S. Affiliate to agree, for the benefit of the Corporation, to comply with the same provisions of this Schedule as apply to such Underwriter as if such U.S. Affiliate was a party to this Underwriting Agreement.

(4) Neither such Underwriter nor its U.S. Affiliate, nor any persons acting on its or their behalf, has engaged or will engage in any Directed Selling Efforts.

(5) All offers and sales of Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons have been and shall be made through the Underwriter's U.S. Affiliate in compliance in all material respects with all applicable U.S. federal and state broker-dealer requirements. Such U.S. Affiliate is and will be, on the date of each offer or sale of Offered Securities in the United States, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the laws of each state where such offers and sales are made (unless exempted from such state's registration requirements) and a member in good standing with the Financial Industry Regulatory Authority, Inc.

(6) Offers and sales of Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons by the Underwriter or its U.S. Affiliate have not been and shall not be made by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

(7) All purchasers of the Offered Securities who are, or are acting for the account or benefit of, persons in the United States or U.S. Persons or who were offered Offered Securities in the United States ("**U.S. Purchasers**") shall be informed that the Offered Securities have not been and will not be registered under the U.S. Securities Act and are being sold to them in reliance on Rule 144A or Rule 506(b) of Regulation D and in reliance upon similar exemptions from registration under applicable state securities laws.

(8) It will ensure that each Person that is, or is acting for the account or benefit of, a person in the United States or a U.S. Person that was offered Offered Securities by it or its U.S. Affiliate has been or shall be provided with the U.S. Placement Memorandum including the Preliminary Prospectus and/or the Final Prospectus, as applicable. It will ensure that each U.S. Purchaser purchasing Offered Securities from it or from the Corporation, through or arranged by its U.S. Affiliate, shall (i) be provided, prior to the Time of Closing, with the U.S. Placement Memorandum including the Final Prospectus; and (ii)

execute and deliver to the Underwriters, the U.S. Affiliates and the Corporation either: (a) a U.S. QIB Letter substantially in the form attached as Exhibit C to the U.S. Placement Memorandum or (b) a U.S. Subscription Agreement substantially in the form attached as Exhibit B to the U.S. Placement Memorandum.

(9) None of the Underwriter, its affiliates or any person acting on any of its or their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act with respect to the offer and sale of the Offered Securities.

(10) Its U.S. Affiliate selling the Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons is a Qualified Institutional Buyer.

(11) Prior to the Time of Closing, it will provide the Corporation and its transfer agent with a list of all U.S. Purchasers purchasing the Offered Securities from its U.S. Affiliate, or from the Corporation as arranged by its U.S. Affiliate.

(12) At the Time of Closing, the Underwriter, together with its U.S. Affiliate selling (or arranging for the Corporation to sell) Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons, will provide a certificate, substantially in the form of Exhibit A to this Schedule relating to the manner of the offer and sale of the Offered Securities in the United States or will be deemed to have represented and warranted that none of it, its affiliates or any person acting on its or their behalf has offered or sold Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons.

(13) As of any Closing Date or Over-Allotment Closing Date, as applicable, with respect to offers and sales of Offered Securities to Accredited Investors pursuant to Rule 506(b) of Regulation D (the "**Regulation D Securities**"), each Underwriter represents that neither it, nor any of its directors, executive officers, general partners, managing members, other officers participating in offers and sales to Accredited Investors pursuant to Rule 506(b) of Regulation D or any other person associated with or acting on behalf of the above persons (including, but not limited to, the Underwriter's U.S. Affiliate) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of the Regulation D Securities (each, an "**Underwriter Covered Person**" and, together, "**Underwriter Covered Persons**"), is subject to any of the "Bad Actor" disqualifications described in Rule 506(d)(1)(i) to (viii) of Regulation D (a "**Disqualification Event**") except for a Disqualification Event (i) contemplated by Rule 506(d)(2) of Regulation D and (ii) a description of which has been furnished in writing to the Corporation prior to the date thereof.

(14) As of any Closing Date or Over-Allotment Closing Date, as applicable, each Underwriter represents that it is not aware of any person (other than any Underwriter Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of U.S. Purchasers.

(15) Each Underwriter will notify the Corporation in writing, prior to any Closing Date or Over-Allotment Closing Date, as applicable of (i) any Disqualification Event relating to any Underwriter Covered Person not previously disclosed to the Corporation and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any Underwriter Covered Person.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees to and with the Underwriters that:

(1) (a) The Corporation is, and at the Time of Closing will be, a Foreign Issuer; (b) the Corporation is not now, and as a result of the offer and sale of Offered Securities contemplated hereby will not be, registered or required to be registered as an "investment company" under the United States Investment Company Act of 1940, as amended; (c) none of the Corporation, any of its affiliates, or any person acting on its or their behalf (other than the Underwriters, their affiliates and any person acting on any of their behalf, as to which no representation, warranty, covenant or agreement is made), has engaged or will engage in any Directed Selling Efforts or has taken or will take any action (including the sale of securities to, or for the account or benefit of, persons in the United States or U.S. Persons) that would cause the exemptions afforded by Rule 144A, Rule 506(b) of Regulation D or Rule 903 of Regulation S to be unavailable for offers and sales of the Offered Securities pursuant to this Underwriting Agreement and (d) none of the Corporation, any of its affiliates, or any person acting on its or their behalf (other than the Underwriters, their affiliates or any person acting on any of their behalf, as to which no representation, warranty, covenant or agreement is made) has engaged or will engage in any form of General Solicitation or General Advertising in connection with the offer or sale of the Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons or has otherwise acted in a manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act in connection with the offer or sale of the Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons.

(2) The Corporation reasonably believes now that there is, and at the Time of Closing there will be, no "substantial U.S. market interest" with respect to its Common Shares or any other class of its equity securities, as such term is defined in Regulation S.

(3) Except with respect to offers and sales in accordance with this Underwriting Agreement (including this Schedule "A") to, or for the account or benefit of, persons in the United States or U.S. Persons to Accredited Investors in reliance upon the exemption from registration available under Rule 506(b) of Regulation D or Qualified Institutional Buyers in reliance upon the exemption from registration available under Rule 144A, none of the Corporation, its affiliates or any persons acting on its or their behalf (other than the Underwriters, their affiliates and any person acting on any of their behalf, as to which no representation, warranty, covenant or agreement is made) has offered or sold, or will offer or sell, any of the Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons.

(4) None of the Corporation, its affiliates or any person acting on its or their behalf (other than the Underwriters, their affiliates and any person acting on any of their behalf, as to which no representation, warranty, covenant or agreement is made) has taken or will take any action that would cause the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A or Rule 506(b) of Regulation D to become unavailable with respect to the offer and sale of the Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons or which would cause the exclusion from such registration requirements set forth in Rule 903 of

Regulation S to become unavailable with respect to the offer and sale of the Offered Securities outside the United States to non-U.S. Persons.

(5) The Offered Securities are not, and as of the Time of Closing will not be, and no securities of the same class as the Offered Securities are or will be (a) listed on a national securities exchange registered under Section 6 of the U.S. Exchange Act, (b) quoted in a "U.S. automated inter-dealer quotation system," as such term is used in Rule 144A, or (c) convertible or exchangeable into or exercisable for securities so listed or quoted at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than 10%.

(6) The Corporation has not, for a period of six months prior to the date hereof, sold, offered for sale or solicited any offer to buy any of its securities in the United States in a manner that would be integrated with, and would cause the exemption provided by Rule 506(b) of Regulation D to become unavailable with respect to, the offer and sale of the Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons as contemplated by this Underwriting Agreement.

(7) The Corporation will file within the prescribed time period(s) a Notice of Sales on Form D as required by Rule 503 of Regulation D with the United States Securities and Exchange Commission and any required filings with any applicable state securities commissions in connection with any sales of Offered Securities to Accredited Investors pursuant to Rule 506(b) of Regulation D.

(8) For each taxable year in which the Corporation is a "passive foreign investment company" as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended (the "**Internal Revenue Code**"), if requested in writing by a U.S. Purchaser, the Corporation will provide such U.S. Purchaser with the required information to enable it to make a qualified electing fund election under Section 1295 of the Internal Revenue Code and the applicable treasury regulations promulgated thereunder, and will satisfy all requirements described therein (which, for the avoidance of doubt, shall include providing a PFIC Annual Information Statement).

(9) Neither the Corporation nor any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminary or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

(10) Neither the Corporation nor any of its affiliates has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act with respect to the offer or sale of the Offered Securities.

(11) As of any Closing Date or Over-Allotment Closing Date, as applicable, with respect to offers and sales of Regulation D Securities, none of the Corporation, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Corporation participating in the offering, any beneficial owner of 20% or more of the Corporation's outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the U.S. Securities Act) connected with the Corporation in any capacity at the time of sale (other than any Underwriter Covered Person, as to whom no representation or warranty is made) (each, an "**Issuer Covered Person**" and, together, "**Issuer Covered Persons**") is subject to a

Disqualification Event, except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3) of Regulation D. The Corporation has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event. The Corporation has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished to the Underwriters a copy of any disclosures provided thereunder.

(12) As of the Closing Date or Over-Allotment Closing Date, as applicable, the Corporation is not aware of any person (other than any Underwriter Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of U.S. Purchasers.

(13) The Corporation will notify the Underwriters in writing, prior to the Closing Date or Over-Allotment Closing Date, as applicable, of (i) any Disqualification Event relating to any Issuer Covered Person and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any Issuer Covered Person.

Exhibit A to Schedule "A"

UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of the units (the "**Offered Securities**") of Excellon Resources Inc. (the "**Corporation**") pursuant to the underwriting agreement dated as of August 12, 2019 among the Corporation and the Underwriters named therein (the "**Underwriting Agreement**"), each of the undersigned does hereby certify as follows:

I. **[Name of U.S. broker-dealer Affiliate]** is on the date hereof, and was on the date of each offer and sale of the Offered Securities made by it to, or for the account or benefit of, persons in the United States or U.S. Persons, a duly registered broker or dealer under the United States Securities and Exchange Act of 1934, as amended, and the securities laws of each state in which an offer or sale of Offered Securities was made (unless exempted from the respective state's broker-dealer registration requirements) and a member of and in good standing with the Financial Industry Regulatory Authority, Inc. , and all offers and sales of Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons by or through **[Name of U.S. broker-dealer Affiliate]** have been and will be effected in material compliance with all U.S. federal and state broker-dealer requirements;

II. each offeree of Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons was provided with a copy of one or both of the U.S. Placement Memorandum, including the Preliminary Prospectus, and/or the U.S. Placement Memorandum, including the Final Prospectus, and each U.S. Purchaser: (a) was provided, prior to the Time of Closing, with a copy of the U.S. Placement Memorandum, including the Final Prospectus, and no other written material was used in connection with the offer and sale of the Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons; and (b) executed and delivered to the Underwriters and the Corporation either (x) a U.S. QIB Letter substantially in the form attached as Exhibit C to the U.S. Placement Memorandum or (y) a U.S. Subscription Agreement substantially in the form attached as Exhibit B to the U.S. Placement Memorandum;

III. immediately prior to our soliciting such offerees, we had reasonable grounds to believe and did believe that each offeree was, and continue to believe that each U.S. Purchaser purchasing Offered Securities from or through us is, either a "qualified institutional buyer", as defined in Rule 144A under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**") or an accredited investor as defined in Rule 501(a) of Regulation D under the U.S. Securities Act;

IV. no form of "general solicitation" or "general advertising" (as those terms are used in Rule 502(c) of Regulation D under the U.S. Securities Act) or "directed selling efforts" (as such term is defined in Rule 902(c) of Regulation S under the U.S. Securities Act) was used by us in connection with the offer or sale of the Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons;

V. none of (i) the undersigned, (ii) the undersigned's general partners or managing members, (iii) any of the undersigned's directors, executive officers or other officers participating in the offering of the Regulation D Securities, (iv) any of the undersigned's general partners' or managing members' directors, executive officers or other officers participating in the offering of the Regulation D Securities or (v) any other person associated with any of the above persons

that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with sale of Regulation D Securities (each, a "**Underwriter Covered Person**" and, collectively, the "**Underwriter Covered Persons**"), is subject to any of the "Bad Actor" disqualifications described in Rule 506(d)(1)(i) to (viii) of Regulation D (a "**Disqualification Event**"), except for a Disqualification Event (i) contemplated by Rule 506(d)(2) of Regulation D and (ii) a description of which has been furnished in writing to the Corporation prior to the date hereof;

V. we are not aware of any person (other than any Underwriter Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of U.S. Purchasers;

VI. neither we nor any of our affiliates have taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act with respect to the offer or sale of the Offered Securities; and

VII. the offering of the Offered Securities to, or for the account or benefit of, persons in the United States or U.S. Persons has been conducted by us in accordance with the terms of the Underwriting Agreement, including Schedule "A" hereto.

Unless otherwise defined, terms used in this certificate have the meanings given to them in the Underwriting Agreement, including Schedule "A" thereto.

Dated this ______ day of __________________, 2019.

[UNDERWRITER]

By: ________________________________

Authorized Signing Officer

[U.S. BROKER-DEALER AFFILIATE]

By: ________________________________

Authorized Signing Officer